Exhibit 99.2

2016 MANAGEMENT INFORMATION CIRCULAR
March 15, 2016
We create
communities.
We are Stantec.
Stantec
STN
TSX NYSE

INVITATION TO SHAREHOLDERS		6

NOTICE OF ANNUAL GENERAL MEETING		7

QUESTIONS AND ANSWERS ON VOTING		8

BUSINESS OF THE MEETING		11

1	Financial Statements	11

2	Election of Directors	11

3	Appointment of Auditor	12

4	Nonbinding Advisory Vote on Executive Compensation	12

NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS		13

Description of Nominees		13

Additional Information about Director Nominees		18

DIRECTOR COMPENSATION		19

Changes to Director Compensation		19

Components of Compensation		19

Directors’ Total Compensation for 2015		21

Director Equity Ownership		22

STATEMENT OF CORPORATE GOVERNANCE PRACTICES		23

Composition of Our Board		24

BOARD OF DIRECTORS INFORMATION		27

Role and Duties of the Board of Directors		27

Serving on Our Board		28

COMMITTEE REPORTS		31

Audit and Risk Committee		31

Corporate Governance and Compensation Committee		33

EXECUTIVE COMPENSATION OVERVIEW		35

Performance and Compensation Summary		35

Compensation Discussion and Analysis		38

2015 Compensation Details		50

Employment Agreements		53

ADDITIONAL INFORMATION		57

Currency		57

Interest of Certain Persons in Matters to be Acted Upon		57

2015 Shareholder Proposals		57

Continuous Disclosure		57

Shareholder Feedback		58

Directors’ Approval		58

SCHEDULE A		59

Activities of the Audit and Risk Committee in 2015		59

SCHEDULE B		61

Activities of the Corporate Governance and Compensation Committee in 2015		61

SCHEDULE C STANTEC LONG-TERM INCENTIVE PLAN		63

2016 Management Information Circular

We are
Stantec.
The Stantec community unites more than 15,000 employees working in over 250 locations. We collaborate across disciplines and industries to bring buildings, energy and resource, environmental, and infrastructure projects to life. Our work—professional consulting in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics—begins at the intersection of community, creativity, and client relationships.
Since 1954, our local strength, knowledge, and relationships, coupled with our world-class expertise, have allowed us to go anywhere to meet our clients’ needs in more creative and personalized ways. With a long-term commitment to the people and places we serve, Stantec has the unique ability to connect to projects on a personal level and advance the quality of life in communities across the globe. Stantec trades on the TSX and the NYSE under the symbol STN.
Stantec is people—connected, creative, talented.
Allison Wenzel, Operational Business Analyst Calgary, Alberta
Stantec Inc. 3

We live
our values
every day.

2016 Management Information Circular

We Put People First	We Are Better Together
Our people are at the core of what we do, and we want them to succeed. By providing challenging work and by developing our leaders, we foster a culture of opportunity, mentorship, diversity, and innovation.	When we combine our unique strengths and passion, we reach our full potential as an organization and as trusted advisors to our clients.

We Do What Is Right	We Are Driven to Achieve
Working with integrity is a promise we make to our clients, colleagues, and shareholders. Our high standard of business practices guides our project management framework, code of ethics, and policies and practices.	Achievement at every level begins and ends with a firm commitment to being the best we can be. We are committed to being a top 10 design firm across the sectors, markets, and regions we serve, and we plan to achieve an average compound annual growth rate of 15%.

Doing what’s right. Integrity drives everything. Jeff Crawford, Marketing Manager, Irvine, California

Stantec Inc.

Invitation to Shareholders

Dear Fellow Shareholder:

The Stantec board of directors and management team invite you to attend the annual general meeting of shareholders of Stantec Inc. Details of the meeting follow:

Date:	Thursday, May 12, 2016

Time:	10:30 AM (MDT)

Place:	Stantec Centre

New York Room

10160 – 112 Street

Edmonton, Alberta T5K 2L6

During the meeting, we will review the Company’s 2015 operating and financial performance and outline our strategy going forward.

Enclosed in this package are the Notice of Meeting, Form of Proxy, and Management Information Circular. Please return the Form of Proxy as soon as possible to ensure that your vote is recorded.

Thank you for your continuing support.

Sincerely,

Aram Keith, Chair	Bob Gomes, P. Eng.
Board of Directors	President & CEO

2016 Management Information Circular

Notice of Annual General Meeting

Notice is hereby given that Stantec Inc. (“Stantec” or the “Company”) will hold its annual general meeting of shareholders on Thursday, May 12, 2016, at Stantec Centre, New York Room, 10160 – 112 Street, Edmonton, Alberta, T5K 2L6. The meeting will be held to

1	Receive Stantec’s financial statements for the financial year ended December 31, 2015, together with the auditors’ report on those statements

2	Elect the directors of Stantec

3	Appoint the auditors of Stantec and authorize the directors to fix the auditors’ remuneration

4	Consider a nonbinding advisory resolution on Stantec’s approach to executive compensation

5	Transact any other business as may properly be brought before the meeting

The accompanying Management Information Circular contains additional information regarding these matters and forms part of this notice. Stantec’s 2015 audited financial statements are included in our 2015 Annual Report, which is available free of charge to shareholders upon request.

The board has fixed the close of business on March 15, 2016, as the record date for the determination of shareholders entitled to notice of and to vote at the meeting. Only shareholders of record on such date are entitled to vote on these matters at the meeting.

By order of the board of directors,

Paul J. D. Alpern

Senior Vice President, Secretary and General Counsel

March 15, 2016

Stantec Inc.

Questions and Answers on Voting

Q. Who can attend and vote at the meeting?

If you hold common shares of Stantec at the close of business on March 15, 2016, you have the right to attend the meeting and cast one vote for each common share that you hold.

Q. What items of business am I voting on?

You will be voting on

•	The election of Stantec’s directors

•	The appointment of Stantec’s auditors

•	A nonbinding advisory vote on Stantec’s approach to executive compensation

Please see the Business of the Meeting section of this circular for more information.

Q. Am I a registered or beneficial shareholder?

You are a registered shareholder if you hold any common shares in your own name.

You are a beneficial shareholder if

•	Your common shares are held by an intermediary, such as a bank, securities broker, trust company, trustee, or other nominee who holds your common shares on your behalf, or

•	You hold your common shares through Stantec’s Employee Share Purchase Plan, for which Manulife Financial is the trustee in Canada and Computershare Trust Company is the trustee in the United States

If you are not sure whether you are a registered or beneficial shareholder, please contact Computershare, Stantec’s transfer agent and registrar, at

•	1-800-564-6253 (North America), or

•	1-514-982-7555 (International)

Q. How can I vote if I am a registered shareholder?

As a registered shareholder, you can vote in any of the following ways:

A.	BY PROXY

•	Internet: Visit the website shown on your proxy form. Refer to your holder account number and control number shown on your proxy form, and follow the online instructions.

•	Telephone: Call the toll-free telephone number shown on your proxy form. Refer to your holder account number and control number shown on your proxy form, and follow the instructions.

Note: You cannot appoint anyone other than Aram H. Keith or Robert J. Gomes as your proxy holder if you vote by phone.

•	Mail or hand delivery: Complete, sign, date, and return your proxy form in the envelope provided.

•	Appoint another person to attend the meeting to vote your shares for you: You can appoint someone else to represent you at the meeting. This person does not need to be a shareholder of Stantec but must attend the meeting to vote your shares. Complete your proxy form—on paper or online—by printing the person’s name in the space provided. Make sure that the person you appoint is aware that he or she has been appointed as your proxy holder and attends the meeting.

When your proxy holder arrives at the meeting, he or she must register with a Computershare representative before entering the meeting.

B.	IN PERSON

Do not complete or return your proxy form; instead, simply attend the meeting where your vote will be taken and counted. When you arrive at the meeting, please register with a Computershare representative before entering the meeting.

2016 Management Information Circular

Q. How can I vote if I am a beneficial shareholder?

If you are a beneficial shareholder, you will receive all materials through an investment dealer or other intermediary. Carefully follow the intermediary’s procedures when completing your voting instruction form. Return the form promptly to ensure that your shares are voted at the meeting.

If you are a beneficial shareholder and want to vote in person at the meeting, insert your own name in the space provided on your voting instruction form, and carefully follow the instructions. When you arrive at the meeting, please register with a Computershare representative before entering the meeting.

Q. How can I vote if I am an employee shareholder?

If you hold shares through Stantec’s Employee Share Purchase Plan, you can direct the trustee of the plan (Manulife in Canada and Computershare in the United States) to vote your employee shares as you instruct. Provide instructions as follows:

•   Internet: Visit the website shown on your proxy form. Refer to your holder account number and control number on your proxy form, and follow the online instructions.

Telephone: Call the toll-free telephone number shown on your proxy form. Refer to your holder account number and control number on your proxy form, and follow the instructions.

Note: You cannot appoint anyone other than Aram H. Keith or Robert J. Gomes as your proxy holder if you vote by phone.

•   Mail or hand delivery: Complete your proxy form following the instructions on it, and return it by mail or delivery.

Your employee shares will be voted for or against or will be withheld from voting only in accordance with your instructions. If your proxy form is not received by the plan’s trustees according to the above procedures, your employee shares will not be voted at the meeting.

Q. What does it mean to vote by proxy?

Voting by proxy means that you are giving the person or people named on your proxy form or voting instruction form the authority to vote your shares for you at the meeting according to your instructions. A proxy or voting instruction form has been included with this circular.

Q. Who is soliciting my proxy?

Stantec’s management is soliciting your proxy, and the costs for doing so (including the costs of mailing materials to our objecting beneficial owners) are borne by Stantec. In addition to soliciting proxies by mail, employees of Stantec may also solicit proxies via telephone, email, or in person. If determined advisable, Stantec may retain an agency to solicit proxies for Stantec in Canada and the United States.

Q. How will my shares be voted if I return my proxy form?

By completing and returning a proxy form, you are authorizing the person or people named in your proxy to attend the meeting and vote your shares on each item of business that you are entitled to vote on according to your instructions.

Note: If you have appointed Aram H. Keith or Robert J. Gomes as your proxy holder and you do not provide him with instructions, he will vote your shares as follows:

•	FOR electing each of the nominated directors listed in this circular

•	FOR appointing Ernst & Young LLP as auditors for the Company and authorizing the board to fix their remuneration

•	FOR accepting Stantec’s approach to executive compensation

If you are appointing someone else to vote your shares for you at the meeting, your proxy holder will vote your shares according to your voting instructions.

Q. What happens if there are amendments, variations, or other matters brought before the meeting?

The voting instructions you provide by proxy give discretionary authority to the person you appoint as proxy holder to vote as he or she sees fit (to the extent

Stantec Inc.

permitted by law) on any amendment or variation to any of the matters identified in the Notice of Meeting and on any other matter that may properly be brought before the meeting.

As of March 15, 2016, no director or executive officer of the Company was aware of any variation, amendment, or other matter to be presented for a vote at the meeting.

Q. What is the deadline to return my proxy?

Regardless of the voting method you choose, your proxy form must be received by Computershare before 10:30 AM (MDT) on May 10, 2016. If the meeting is adjourned or postponed, your proxy must be signed and received before 10:30 AM (MDT) on the second-last business day before the date of the reconvened meeting.

Q. If I change my mind, can I revoke my proxy once I have given it?

If you are a registered shareholder and have voted by proxy, you may revoke your proxy in a number of ways:

•	By providing new voting instructions on a proxy form with a later date or at a later time if you are voting by telephone or on the Internet. Any new voting instructions must be received by Computershare by 10:30 AM (MDT) on May 10, 2016, or, if the meeting is adjourned or postponed, by 10:30 AM (MDT) on the second-last business day before the date of the reconvened meeting.

•	By delivering a revocation of proxy to the registered office of Stantec, to the attention of Stantec’s corporate secretary, at 10160 – 112 Street, Edmonton, Alberta, T5K 2L6, any time up to 10:30 AM (MDT) on May 11, 2016, or, if the meeting is adjourned or postponed, by 10:30 AM (MDT) on the business day before the date of the reconvened meeting.

•	By going to the meeting and delivering a form of revocation of proxy to the chair of the meeting before the start of the meeting or before any adjournment or postponement. You may then vote at the meeting.

You may also revoke your proxy in any other manner permitted by law.

If you are a beneficial shareholder, you may revoke your voting instructions by contacting the person who serves your account. However, you are subject to the same time constraints as noted above for registered shareholders.

If you are an employee shareholder and you have voted by submitting your proxy, you may revoke it by providing new voting instructions with a later date or at a later time if you are voting by telephone or on the Internet. Any new voting instructions, however, will take effect only if received by 10:30 AM (MDT) on May 10, 2016 or, if the meeting is adjourned or postponed, by 10:30 AM (MDT) on the second-last business day before the date of the reconvened meeting.

Q. How many shares are entitled to vote at the meeting?

As of March 15, 2016, the Company had 93,880,749 common shares issued and outstanding. Each common share carries the right to one vote on each matter that comes before the meeting.

Q. What percentage of votes is required to approve the items of business to be voted on at the meeting?

A majority—over 50%—of the votes cast at the meeting is needed for approval of each matter.

Q. Is my vote by proxy confidential?

Under normal conditions, confidentiality of voting is maintained because the Company’s transfer agent tabulates proxies and votes. However, confidentiality may be lost if a question arises about a proxy’s validity, revocation, or any other like matter. Loss of confidentiality may also occur if the board decides that disclosure is in the best interest of the Company or its shareholders.

Q. Who are the principal shareholders of the Company?

To the knowledge of the Company, as of March 15, 2016, no one beneficially owns, directly or indirectly, or exercises control or direction over, 10% or more of the outstanding common shares of Stantec.

2016 Management Information Circular

Business of the Meeting

1  Financial Statements

Our consolidated financial statements for the year ended December 31, 2015, together with the auditors’ report on those statements, will be placed before the meeting. Our financial statements are contained in our 2015 Annual Report, which is available on our website at www.stantec.com and on SEDAR at www.sedar.com. Our Form 40-F is available on EDGAR at www.sec.gov. You may obtain a free copy of any of these documents by making a request to our corporate secretary at 10160 – 112 Street, Edmonton, Alberta, T5K 2L6.

2  Election of Directors

Eight directors will stand for election at the meeting. The persons listed in the Nominees for Election to the Board of Directors section of this circular will be presented for election at the meeting as management’s nominees. We believe that each person nominated is well qualified to be a director of Stantec. Each one has confirmed his or her willingness to serve if elected. If any nominee is unable to serve as a director for any reason arising before the meeting, the person named in your proxy has the discretion to vote for another nominee at the meeting. Each director elected at the meeting will hold office until the next annual meeting of shareholders or until his or her successor is duly elected or appointed.

The director nominees follow:

Douglas K. Ammerman	Robert J. Gomes	Donald J. Lowry
Delores M. Etter	Susan E. Hartman	Ivor M. Ruste
Anthony P. Franceschini	Aram H. Keith

David Emerson will not stand for re-election at the meeting. Information relating to his service on our board does not appear with the information regarding the eight proposed nominees for election. However, because Mr. Emerson acted as a director up to the meeting date, information concerning him does appear in the other sections of this circular that pertain to the members of the board.

MAJORITY VOTING FOR DIRECTORS

To ensure accountability to shareholders, the board has adopted a policy that requires any nominee in an uncontested election who receives a greater number of votes “withheld” than votes “for” his or her election as a director (i.e., the nominee is not elected by at least a majority of 50% + 1 vote) to promptly tender his or her resignation to the Corporate Governance and Compensation Committee of the board. This committee will consider the resignation and promptly recommend to the board whether or not to accept it. Any director who tenders his or her resignation will not participate in the committee recommendation or board consideration regarding whether or not to accept the resignation.

The board expects that resignations will be accepted unless extraordinary circumstances warrant a contrary decision. The board will act on the committee’s recommendation no later than 60 days following the certification of the shareholder vote. We will promptly publicly disclose the board’s decision and publish that decision in a report filed on SEDAR at www.sedar.com.

We recommend that you vote FOR the election of the nominees. Unless otherwise instructed, the management representatives designated in the enclosed proxy intend to vote FOR the election of the nominees listed above.

Stantec Inc.

3  Appointment of Auditor

The board recommends that Ernst & Young LLP, Chartered Accountants, be reappointed as our auditor for the 2016 fiscal year. Ernst & Young LLP has served as our auditor since December 11, 1993.

We recommend that you vote FOR the reappointment of Ernst & Young LLP as our auditor to hold office until the close of the next annual shareholders’ meeting at remuneration to be fixed by the board. Unless otherwise instructed, the management representatives designated in the enclosed proxy intend to vote FOR this appointment.

4  Nonbinding Advisory Vote on Executive Compensation

The Company is again providing shareholders with an opportunity to cast at the meeting an advisory vote on the Company’s approach to executive compensation, as disclosed in the Executive Compensation Overview section of this Management Information Circular (beginning on page 35). Within this section, our compensation discussion and analysis sets out how we compensate our executives, what our named executive officers are paid, and how their compensation is linked to Stantec’s performance. We invite any shareholder who has comments on our approach to executive compensation to forward these comments to Susan Hartman, chair of the Corporate Governance and Compensation Committee, care of Paul Alpern, corporate secretary, at 10160 – 112 Street, Edmonton, Alberta, T5K 2L6.

At the meeting, shareholders will be asked to vote on the following advisory resolution:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in the Company’s Management Information Circular delivered in advance of the 2016 annual general meeting of shareholders.

Because this is an advisory vote, the results will not be binding on the board. However, the Corporate Governance and Compensation Committee of the board will review and analyze the results of the vote and take them into consideration when reviewing our executive compensation philosophy, policies, and programs. The Company will also disclose the results of this vote as part of its report on voting results for the meeting.

We recommend that you vote FOR the adoption of the advisory resolution on our approach to executive compensation. Unless otherwise instructed, the management representatives designated in the enclosed proxy intend to vote FOR this resolution.

2016 Management Information Circular

Nominees for Election to the Board of Directors

Description of Nominees

The following tables set out information as of March 15, 2016, regarding the nominees for election to the board. They include a profile of each nominated director, including a brief overview of his or her background and their key qualifications relevant to serving on our board. All nominees are current directors of Stantec.

Douglas K. Ammerman Age: 64 Laguna Beach, California United States Director since 2011 Independent

Douglas Ammerman is a retired partner with KPMG LLP. Mr. Ammerman was with KPMG for almost 30 years, and during that time, he served as the national practice partner, as the managing partner of the Orange County office, and as a member of KPMG’s nominating committee for its board of directors. He holds a master’s degree in business taxation from the University of Southern California, as well as a bachelor of arts degree with an accounting emphasis from California State University at Fullerton. Mr. Ammerman is past president and director emeritus of the Pacific Club and served in the Reagan Administration as Special Assistant to the Secretary of Interior. He currently serves on the boards of directors of Fidelity National Financial, J. Alexander’s Holdings, Inc., William Lyon Homes, and El Pollo Loco.

	Key Qualifications
	✓ Public accounting ✓ Public company board ✓ Professional services management
	Stantec Board And Committee Memberships	Attendance	Attendance Total
	Board of Directors	4 of 4	100%
	Audit and Risk	4 of 4	100%
	Other Board Memberships	Other Committee Memberships
	Fidelity National Financial, Inc. (NYSE-FNF)	Audit
	J. Alexander’s Holdings, Inc. (NYSE-JAX)	Audit
	El Pollo Loco Holdings, Inc. (NASDAQ-LOCO)	Audit
	William Lyon Homes Inc. (NYSE-WLH)	Audit
	Total Equity at Risk (Common Shares and Deferred Share Units)
	Value at risk	$1,406,529

Stantec Inc.

Delores M. Etter Age: 68 Dallas, Texas United States Director since 2011 Independent

Delores Etter has been a member of the Department of Electrical Engineering at Southern Methodist University in Dallas, TX, since June 2008. She holds the Caruth Professorship in Engineering Education and is a Distinguished Fellow in the Darwin Deason Institute for Cyber Security. From 2005-2007, she held the position of Assistant Secretary of the Navy for Research, Development and Acquisition. Dr. Etter is a member of the National Academy of Engineering, a former member of the National Science Board, and a Fellow of the Institute of Electrical and Electronic Engineers. She has held multiple senior executive leadership positions with the U.S. Department of Defense, as well as served on the faculties of the U.S. Naval Academy, the University of Colorado at Boulder, and the University of New Mexico.

	Key Qualifications
	✓ Cyber security ✓ U.S. government agency procurement and acquisition ✓ Risk analysis
	Stantec Board And Committee Memberships	Attendance	Attendance Total
	Board of Directors	4 of 4	100%
	Corporate Governance and Compensation	6 of 6	100%
	Audit and Risk	4 of 4	100%
	Other Board Memberships	Other Committee Memberships
	Esterline Technologies Corporation (NYSE-ESL)	Chair, Nominating and Corporate Governance; Enterprise Risk; Compensation; Compliance
	Lord Corporation	Strategy; Human Resources
	Total Equity at Risk (Common Shares and Deferred Share Units)
	Value at risk	$1,143,657

2016 Management Information Circular

Anthony (Tony) P. Franceschini Age: 65 Edmonton, Alberta Canada Director since 1994 Independent

Tony Franceschini was employed by Stantec between January 1978 and May 2009. He has provided consulting services, management, and leadership, serving as president and CEO from June 1, 1998, until his retirement on May 14, 2009. He has been a director of Stantec since the Company became publicly traded in March 1994. Mr. Franceschini is also a director of three other public companies.

	Key Qualifications
	✓ Executive leadership ✓ Strategic planning and execution ✓ Engineering and construction industry
	Stantec Board And Committee Memberships	Attendance	Attendance Total
	Board of Directors	4 of 4	100%
	Other Board Memberships	Other Committee Memberships
	Esterline Technologies Corporation (NYSE-ESL)	Compensation (chair); Nominating and Corporate Governance
	ZCL Composites Inc. (chair) (TSX-ZCL)	Governance and Compensation; Safety, Health & Environment
	Aecon Group Inc. (TSX-ARE)	Audit (chair), Environmental, Health & Safety, Risk
	Total Equity at Risk (Common Shares and Deferred Share Units)
	Value at risk	$10,475,350

Robert (Bob) J. Gomes Age: 61 Edmonton, Alberta Canada Director since 2009 Not Independent

Bob Gomes joined Stantec in 1988 as an urban land project manager. Mr. Gomes holds a degree in civil engineering from the University of Alberta. Over his 27 years with Stantec, he has held many different roles that have become progressively more senior in scope and responsibility, including his current position as president and CEO. His career with Stantec has spanned many of our practice areas and involved both operational and practice positions.

	Key Qualifications
	✓ Executive leadership ✓ Strategic planning and execution ✓ Engineering industry
	Stantec Board And Committee Memberships	Attendance	Attendance Total
	Board of Directors	4 of 4	100%
	Other Board Memberships	Other Committee Memberships
	None	None
	Total Equity at Risk (Common Shares and Deferred Share Units)
	Value at risk	$9,137,494

Stantec Inc.

Susan E. Hartman Age: 65 Evergreen, Colorado United States Director since 2004 Independent

Susan Hartman holds a bachelor of science in chemistry and has diverse experience in strategic planning, business management, mergers and acquisitions, operations, and international business development. In 1993, she started her own management consulting firm, The Hartman Group. Ms. Hartman continues to serve as president and owner of The Hartman Group, leading the company’s consulting services in the strategic and operational planning, overall business assessment, process optimization, and project management areas.

	Key Qualifications
	✓ Strategic planning and organizational modeling ✓ Corporate governance and executive compensation ✓ International business
	Stantec Board And Committee Memberships	Attendance	Attendance Total
	Board of Directors	4 of 4	100%
	Corporate Governance and Compensation (chair)	6 of 6	100%
	Other Board Memberships	Other Committee Memberships
	Electri-Cord Manufacturing Co.	-
	Donan Engineering Co., Inc.	-
	Annese & Associates, Inc.	-
	MobilityWorks, Inc.	-
	Dymax Corp.	-
	Total Equity at Risk (Common Shares and Deferred Share Units)
	Value at risk	$2,566,259

Aram H. Keith Age: 71 Monarch Beach, California United States Director since 2005 Independent

Aram Keith cofounded The Keith Companies, Inc. in March 1983 and served as its CEO and chair of the board of directors until its acquisition by Stantec in 2005. During that time, The Keith Companies grew to include 17 offices and over 850 employees. Under Mr. Keith’s leadership, the firm won many major awards for its outstanding projects. In 2005, he was named Entrepreneur of the Year by Ernst & Young (Orange County), and The Keith Companies was listed as one of the Top 10 Large Firms to Work For by Civil Engineering magazine. Mr. Keith earned a bachelor of science in civil engineering from California State University at Fresno and has been a licensed civil engineer since 1972. Now retired, he serves on several nonprofit boards and is active in various philanthropic endeavors.

	Key Qualifications
	✓ Managing or leading growth ✓ Senior officer or CEO ✓ Engineering services
	Stantec Board And Committee Memberships	Attendance	Attendance Total
	Board of Directors (chair)	4 of 4	100%
	Corporate Governance and Compensation	6 of 6	100%
	Audit and Risk	4 of 4	100%
	Other Board Memberships	Other Committee Memberships
	-	-
	Total Equity at Risk (Common Shares and Deferred Share Units)
	Value at risk	$10,717,139

2016 Management Information Circular

Donald J. Lowry Age: 64 Edmonton, Alberta Canada Director since 2013 Independent

Donald Lowry retired in March 2013 as president and CEO of EPCOR Utilities Inc. He remains chair of Capital Power Corporation, a publicly traded company formed when EPCOR spun off its generation business in July 2009. In 2011, he was named Alberta Business Person of the Year by Alberta Venture magazine. In January 2014, Mr. Lowry was named Alberta Resource Person of the Year for 2014 by the Alberta Chamber of Resources. He also acted as chair of the International Triathlon Union for the grand final event held in Edmonton in 2014 and 2015. Mr. Lowry was the past chair of Canadian Oilsands Limited (TSX-COS) until February 2016, when the company was acquired. Mr. Lowry holds a bachelor of commerce (honors) and master of business administration degrees from the University of Manitoba, and he is a graduate of the Harvard Advanced Management Program and the Banff School of Management. Mr. Lowry obtained his Institute of Corporate Directors designation in January 2016 from the Rotman School of Business. He has more than 30 years of industry experience in the utilities, telecommunications, and power generation sectors.

	Key Qualifications
	✓ Strategic growth, oversight, and insight ✓ Corporate governance and executive compensation ✓ Capital markets and risk management
	Stantec Board And Committee Memberships	Attendance	Attendance Total
	Board of Directors	4 of 4	100%
	Corporate Governance and Compensation	6 of 6	100%
	Other Board Memberships	Other Committee Memberships
	Capital Power Corporation (chair) (TSX-CPX)	-
	Melcor REIT (TSX-MR.UN)	Lead Director; Corporate Governance Nominating and Compensation Committee (chair); Audit Committee
	Hydrogenics Corporation (TSX-HYG)	Governance and Human Resources Committee (chair); Audit Committee
	Total Equity at Risk (Common Shares and Deferred Share Units)
	Value at risk	$696,106

Ivor M. Ruste Age: 60 Calgary, Alberta Canada Director since 2007 Independent

Ivor Ruste is currently executive vice president and CFO of Cenovus Energy Inc., a Canadian oil company headquartered in Calgary. He has a bachelor of commerce (with distinction) from the University of Alberta and is a fellow chartered accountant. From May 2006 to November 2009, Mr. Ruste worked at EnCana Corporation, and before joining Cenovus, he was executive vice president, Corporate Responsibility and chief risk officer at EnCana. From 1998 to 2006, he was the managing partner of the Edmonton office of KPMG LLP and the Alberta regional managing partner and vice chair of the KPMG Canada board of directors. Mr. Ruste has been active in numerous other business, community, and professional endeavors.

	Key Qualifications

✓      Public company executive leadership, strategy, risk management and governance oversight

✓      Public equity and debt capital markets and financing, dividends and stakeholder relations

✓      Public company financial and corporate responsibility reporting

	Stantec Board And Committee Memberships	Attendance	Attendance Total
	Board of Directors	4 of 4	100%
	Audit and Risk (chair)	4 of 4	100%
	Other Board Memberships	Other Committee Memberships
	-	-
	Total Equity at Risk (Common Shares and Deferred Share Units)
	Value at risk	$2,008,760

Stantec Inc.

INFORMATION ABOUT OUR RETIRED DIRECTOR

As noted earlier, David Emerson will be retiring from the board in May 2016. Mr. Emerson is a member of the Audit and Risk Committee. His attendance record for the year for Board of Directors meetings was 75% (3 of 4 meetings) and for the Audit and Risk Committee was 100% (4 of 4 meetings).

Additional Information about Director Nominees

DIRECTOR VOTING RESULTS FROM OUR 2015 ANNUAL GENERAL MEETING

A summary of the voting results from our 2015 annual general meeting follows:

Director	Votes In Favor	% in Favor	Votes Withheld	% Withheld
Douglas Ammerman	58,807,332	92.08	5,058,793	7.92
David Emerson	63,545,865	99.50	320,260	0.50
Delores Etter	59,793,785	93.62	4,072,340	6.38
Tony Franceschini	62,709,367	98.19	1,156,758	1.81
Bob Gomes	63,307,878	99.13	557,797	0.87
Susan Hartman	57,277,167	89.68	6,588,958	10.32
Aram Keith	61,417,885	96.17	2,448,240	3.83
Donald Lowry	59,390,216	92.99	4,475,909	7.01
Ivor Ruste	63,079,622	98.77	786,503	1.23

DIRECTOR ATTENDANCE

The number and percentage of board and committee meetings each director nominee attended in 2015 follows:

Director	Board Meetings Attended		Committee Meetings Attended		Total Meetings Attended
Douglas Ammerman	4 of 4	100%	4 of 4	100%	8 of 8	100%
Delores Etter	4 of 4	100%	10 of 10	100%	14 of 14	100%
Tony Franceschini	4 of 4	100%	-	-	4 of 4	100%
Bob Gomes	4 of 4	100%	-	-	4 of 4	100%
Susan Hartman	4 of 4	100%	6 of 6	100%	10 of 10	100%
Aram Keith	4 of 4	100%	10 of 10	100%	14 of 14	100%
Donald Lowry	4 of 4	100%	6 of 6	100%	10 of 10	100%
Ivor Ruste	4 of 4	100%	4 of 4	100%	8 of 8	100%

DIRECTOR INDEPENDENCE

The board has determined that all director nominees, except Mr. Gomes, are independent within the meaning of applicable Canadian securities laws. Mr. Gomes, as president and CEO of Stantec, is not considered independent.

Director Nominee	Independent	Non-Independent	Reason for Non-Independence
Douglas Ammerman	✓
David Emerson	✓
Delores Etter	✓
Tony Franceschini	✓
Bob Gomes		✓	President & CEO of the Company
Susan Hartman	✓
Aram Keith	✓
Donald Lowry	✓
Ivor Ruste	✓

2016 Management Information Circular

Director Compensation

Our directors play a central role in enhancing shareholder value. Because of this, our director compensation programs are designed to attract and retain highly qualified people to serve on our board and takes into account the risks and responsibilities of being a director. The program is also designed to align the interests of our directors with those of our shareholders and to discourage inappropriate risk taking.

Our director compensation philosophy is to align compensation with the median compensation of directors for our compensation peer companies, using a program design that reflects market best practices. The Corporate Governance and Compensation Committee of our board is responsible for reviewing and making recommendations to the board regarding board compensation matters. Mr. Gomes, our CEO, does not receive any additional compensation for his service as a director. His compensation is disclosed in the Executive Compensation Overview section of this circular.

Changes to Director Compensation

In the fall of 2014, the Corporate Governance and Compensation Committee undertook a comprehensive review of our director compensation programs, as such programs had not been materially changed in a number of years. The committee engaged Mercer (Canada) Limited as an external consultant to benchmark both the structure and level of compensation offered to our directors. The benchmarking analysis used the same compensation peer companies as we use for our executive compensation programs. The list of our compensation peers can be found on page 40 of this circular.

Following the compensation review, the board, upon the recommendation of the Corporate Governance and Compensation Committee, approved revisions to the directors’ compensation program, effective January 1, 2016. The key changes were (1) to eliminate meeting fees and replace them with all-inclusive annual cash retainers and (2) to move a portion of directors’ equity compensation to a fixed value, rather than a fixed number of units granted. Additionally, directors can now elect to receive their fixed value equity compensation in the form of either common shares or deferred share units (DSUs). Also, to compensate the two committee chairs for the removal of meeting fees, increases were made to the retainers paid to them.

These changes better aligned our director compensation programs with the median compensation of our peers for both total cash and total direct compensation and made our program more consistent with the compensation trends noted during the review of our peer companies and in the market generally. This positions us well to retain and recruit qualified directors to serve on our board. The director compensation programs will be reviewed every two years by the Corporate Governance and Compensation Committee.

In addition to updating our director compensation programs, we increased our directors’ equity ownership requirement from $200,000 to $750,000. Further, the chair of our board must now own at least $1,500,000 in equity. These changes are further described in the Director Equity Ownership section of this circular.

Components of Compensation

MEETING FEES AND RETAINERS

In 2015, our directors received meeting fees for meetings attended, their only form of cash compensation. In 2016, we eliminated meeting fees; our directors now receive an annual cash retainer. In the board’s view, directors should be paid for their oversight and judgment, as required by the role, and meeting attendance is a minimum requirement of directors. This annual retainer approach streamlines and simplifies our program and provides a predictable level of cash compensation for the Company and its directors.

Stantec Inc.

The following table shows the meeting fees and retainers for Stantec’s nonexecutive directors during 2015, together with the new retainer fee structure for 2016 (these new levels will remain the same for at least two years):

Description of Fee or Retainer	2015 Amount ($)	2016 Amount ($)
Annual director cash retainer	0	50,000
Board meeting fee	1,800 per meeting	0
Committee meeting fee	1,800 per meeting	0
Annual chair cash retainers:
Board chair	75,000	75,000
Audit and Risk Committee chair	12,000	21,000
Corporate Governance and Compensation Committee chair	9,000	18,000

EQUITY-BASED COMPENSATION

In 2015, each director was granted 1,600 deferred share units (DSUs) per quarter during his or her tenure on the board. In 2016, each director will receive 800 DSUs per quarter (fixed number equity grant) and $17,500 per quarter in either common shares or DSUs (fixed value equity grant). Each director elects to receive either common shares or DSUs for the fixed value equity grant. The common shares are purchased on the Toronto Stock Exchange. The fixed value approach provides the Company with less volatility in the value of our directors’ compensation. As well, each director has the flexibility to choose to receive common shares now or DSUs that will be monetized when the director retires from the board.

Director DSU Plan

Each DSU has the same value as one of our common shares; however, DSUs carry no Voting rights, cannot be transferred, and carry no right to be exchange into our common shares. DSUs vest on issuance and will be exercised and paid out in cash upon a director’s death or retirement from Stantec. Each DSU will be valued at the weighted-by-volume average of the closing market price of our common shares for the last 10 trading days of the month of the death or retirement of the director.

DSUs are granted on the first day of each quarter, and once granted, the number of DSUs is not adjusted, even if the director dies or retires in the quarter to which a grant of DSUs relates. The number held by directors and the number that directors are entitled to receive are appropriately adjusted for changes in our outstanding common shares that occur because of any stock split, consolidation, or other corporate change. DSUs have associated dividend equivalent rights and therefore accumulate additional units equal to the value of dividends paid on Stantec’s common shares over the life of the units.

Director DSU Awards in 2015

The following is a summary of the value of DSUs awarded in 2015 to our current independent directors. The value awarded to each director is calculated using the grant date fair value for each allotment.

Title	Value of DSUs Awarded in 2015 to Each Director ($)(1)	Increase in Value of DSUs Awarded in 2015 for Dividend Adjustment ($)	Value as of December 31, 2015 ($)(3)
Director(2)	204,672	1,660	206,332

(1)	In 2015, each director (other than Mr. Gomes) received four allotments of 1,600 DSUs valued at the grant date fair value.

(2)	Mr. Gomes does not receive any DSUs for his service on the board. His entire compensation is fully disclosed in the Executive Compensation Overview section of this circular.

(3)	The value of each DSU as of December 31, 2015, was $34.72.

2016 Management Information Circular

Outstanding Share-Based Awards for Directors

Listed below are the total outstanding DSUs held by each director as of December 31, 2015.

Director	Number of Shares or Units of Shares That Have Vested (#)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)(1)
Douglas Ammerman	29,587	1,027,283
David Emerson	44,757	1,553,965
Delores Etter	29,587	1,027,283
Tony Franceschini	44,757	1,553,965
Bob Gomes(2)	n/a	n/a
Susan Hartman	75,095	2,607,329
Aram Keith	53,184	1,846,566
Donald Lowry	17,869	620,419
Ivor Ruste	59,926	2,080,647

(1)	The weighted average of Stantec shares for the last 10 trading days of 2015 ($34.72) was used to calculate the aggregate value. The number of DSUs has been rounded down to the closest whole unit for this table; however, payout value is calculated using the unrounded number.

(2)	Mr. Gomes does not receive any option-based or share-based awards in his capacity as a director. His entire compensation is disclosed in the Executive Compensation Overview section of this circular.

OTHER COMPENSATION

Our directors are reimbursed for their reasonable out-of-pocket expenses to travel to meetings. They do not receive any other benefits or perquisites related to their service on our board. Directors do not receive stock options. Upon retirement or resignation from the board, a director is not entitled to and does not receive any form of retirement compensation. The only payment received by a director is the earned value of his or her DSUs.

Directors’ Total Compensation for 2015

The complete directors’ compensation package for the financial year ended December 31, 2015, is summarized in the following table:(1)

		Share-Based Awards (DSU) ($)(2)
Director	Fees Earned ($)	DSUs Granted in 2015	Dividend Adjustments on Total DSU Holdings	All Other Compensation	Total ($)
Douglas Ammerman	14,400	204,672	10,373	-	229,445
David Emerson	14,400	204,672	16,506	-	235,578
Delores Etter	25,200	204,672	10,373	-	240,245
Tony Franceschini	7,200	204,672	16,506	-	228,378
Bob Gomes(3)	n/a	n/a	n/a	n/a	n/a
Susan Hartman	27,000	204,672	28,772	-	260,444
Aram Keith	100,200	204,672	19,913	-	324,785
Donald Lowry	18,000	204,672	5,635	-	228,307
Ivor Ruste	26,400	204,672	22,639	-	253,711

(1)	The directors do not receive any form of option-based awards, non-equity incentive plan compensation, or pension.

(2)	The directors’ DSUs granted in the 2015 calendar year are valued using the grant date fair value for each of the four allotments issued in 2015. DSUs awarded for 2015 include the allotments of 1,600 each quarter, along with the adjustments for dividends earned by directors on their total holdings of DSUs.

(3)	Mr. Gomes does not receive any fees or DSUs for his service on the board. His entire compensation is fully disclosed in the Executive Compensation Overview section of this circular.

Stantec Inc.

Director Equity Ownership

To align the interests of our directors with those of our shareholders, each independent director is required to own a certain value in Stantec common shares or DSUs. In 2015, we increased the equity ownership requirement from $200,000 to $750,000. As well, the chair of our board is now required to own at least $1,500,000 in equity. This threshold must be met by our independent directors within five years of their appointment to the board. In 2015, our

CEO was required to own at least five times his base salary in Stantec common shares or deferred share units (with at least two times his base salary held in common shares). As at March 15, 2016, all current directors met or exceeded their ownership requirements.

The following table provides information on the number and value of common shares and DSUs owned by our current directors as at March 15, 2016. The value of each Stantec share is based on the closing price of $30.25 on March 15, 2016. The value of each DSU is $29.84, which is the value a director would have received for each unit if an event had occurred that gave rise to a payout on March 15, 2016.

Director	Number of Stantec Shares Owned, Controlled, or Directed	Value of Stantec Shares Owned, Controlled, or Directed ($)	Total DSUs	Value of DSUs Held ($)	Total Value of Stantec Shares Owned, Controlled, or Directed, and DSUs (Total at Risk) ($)	Meeting Requirement?
Douglas Ammerman	16,427	496,917	30,483	909,613	1,406,529	Yes
David Emerson	10,000	302,500	46,248	1,380,040	1,682,540	Yes
Delores Etter	7,737	234,044	30,483	909,613	1,143,657	Yes
Tony Franceschini	301,210	9,111,603	45,702	1,363,748	10,475,350	Yes
Bob Gomes	182,845	5,531,061	120,859	3,606,433	9,137,494	Yes
Susan Hartman	9,727	294,242	76,140	2,272,018	2,566,259	Yes
Aram Keith	300,324	9,084,801	54,703	1,632,338	10,717,139	Yes
Donald Lowry	4,000	121,000	19,273	575,106	696,106	Yes(1)
Ivor Ruste	6,310	190,878	60,921	1,817,883	2,008,760	Yes

(1)	The new director equity ownership policy came into effect on September 2, 2015. Directors have five years to comply with the requirements. Mr. Lowry has satisfied the obligation to hold at least 20% of the equity requirements as at the end of the first year of the new policy.

2016 Management Information Circular

Statement of Corporate Governance Practices

At Stantec, one of our core values is we do what is right. We embrace the highest standards of personal and professional integrity. Our ideals are those shared by all good companies—sound governance, transparent accounting, and long-term shareholder value. These high standards reflect not only legal and regulatory requirements of corporate governance but also existing and emerging practices. Information about the corporate governance practices that support our board’s mandate is set out below. The policies and position descriptions noted, including our Code of Ethics and Integrity policies and our Corporate Governance Guidelines, are available on our website at www.stantec.com. You can contact us for a free copy of the policies or the guidelines. The Code of Ethics Policy is also available on SEDAR at www.sedar.com.

ETHICAL BUSINESS CONDUCT

The board has adopted a comprehensive Code of Ethics (the Code) that provides a framework for our directors, officers, and employees to support ethical decision making. We require that all officers and employees certify at least annually that they have read and understand the Code. The Code is reviewed at least annually by the Corporate Governance and Compensation Committee to ensure it complies with all legal requirements and aligns with best practices. If amendments are needed, recommendations are made to the board for approval.

The board believes that providing a forum for employees and officers to raise concerns about ethical conduct and treating all complaints seriously fosters a culture of ethical conduct at Stantec. Our Integrity Policy outlines our procedures for reporting and investigating observations and concerns raised by Stantec employees and officers.

We monitor compliance with our Code through our Integrity Hotline: officers, employees, and members of the public can report concerns regarding breaches of the Code. Complaints can be submitted over the telephone, by web intake, or by mail. All complaints are kept confidential, and requests for anonymity are respected to the extent possible. The Integrity Hotline is managed by an independent third party.

Copies of all complaints are reviewed by the chair of the Audit and Risk Committee. A quarterly report, presented to this committee, summarizes the status of any active investigations of complaints and the resolution of all complaints made through the hotline.

The board believes that having directors exercise independent judgment when considering transactions and agreements is an effective approach. At any board meeting, if a director or executive officer has a material interest in a matter being considered, he or she will not be present for discussions relating to the matter and will not participate in any vote on the matter.

TIMELY COMMUNICATION

Stantec is committed to providing timely, accurate, and balanced disclosure of material information in a manner consistent with legal and regulatory requirements. Materiality is based on the potential an event or information has to significantly affect the price or value of the Company’s stock. The Company will disclose both positive and negative information—in keeping with the rules of the TSX and NYSE and applicable securities laws—on a timely basis, except when confidentiality issues require a delay.

The Company has established a Disclosure Committee to support the CEO and CFO in identifying material information, determine how and when to disclose it, and ensure that all material disclosures comply with relevant securities legislation.

The Disclosure Committee meets to review and evaluate other disclosures and potential disclosures before the release of our regular quarterly and annual disclosure documents and when requested by the CEO or CFO.

Stantec Inc.

DIFFERENCES BETWEEN TSX AND NYSE RULES

As a Canadian reporting issuer on the TSX and NYSE, Stantec ensures that its corporate governance practices meet and in some cases exceed, legal and regulatory requirements. As a non-US company, we are not required to comply with many of the NYSE corporate governance listing standards; however, our governance practices do comply with them in all material respects other than those noted below.

Section 303A.08 of the NYSE’s Listed Company Manual requires shareholder approval of all equity compensation plans and material revisions. Under the NYSE rules, equity compensation plans are those that provide for the delivery of newly issued securities and rely on securities reacquired on the market by the issuing company for the purpose of redistribution to employees and directors.

The TSX rules require shareholder approval of security-based compensation arrangements only for arrangements that involve the delivery of newly issued securities. The TSX rules require shareholder approval of security-based compensation plans when they are first introduced and thereafter

•	Every three years for all unallocated options, rights, or other entitlements under an arrangement with a rolling percentage maximum, or

•	At the time of and for any amendment to the arrangements (unless the amendment relates to an arrangement previously approved by shareholders and includes specific authority for certain TSX-specified types of amendments)

Stock purchase plans—in which securities are purchased in the public market and no financial assistance or discount is provided by the Company for the purchase of securities—are not subject to the shareholder approval requirement under the TSX rules; however, shareholder approval is required under the NYSE’s rules. We comply with the TSX rules.

Composition of Our Board

Director nominees put forward for election to our board of directors are recommended based on their relevant expertise and experience, their ability to exercise thoughtful, independent judgement when serving as a board member, and their alignment with our adherence to best practices in good corporate governance. We assess these skills and qualities while considering the current affairs and needs of the Company. The topics below describe how we reached our slate of qualified nominees for our 2016 board of directors.

INDEPENDENCE OF DIRECTORS

Our Corporate Governance Guidelines mandates that our board have a majority of independent directors. Further, all members of the board’s standing committees (the Audit and Risk Committee and the Corporate Governance and Compensation Committee) must be independent.

The board has determined that all director nominees, except Mr. Gomes, are independent within the meaning of applicable Canadian securities laws because they do not have any material direct or indirect relationship with Stantec that, in the view of the board, could be reasonably expected to interfere with the exercise of their independent judgment. Mr. Gomes, as president and CEO of Stantec, is not considered independent.

The board’s policy states that the independent directors must meet without management and without Mr. Gomes present following every regularly scheduled or ad-hoc board and board committee meeting. In 2015, the independent directors met without management and without Mr. Gomes following all four board meetings, all four Audit and Risk Committee meetings, and all six Corporate Governance and Compensation Committee meetings.

2016 Management Information Circular

IDENTIFYING NOMINEES TO THE BOARD

The Corporate Governance and Compensation Committee is responsible for identifying and recommending to the board any suitable director candidates. As part of fulfilling this mandate, the committee maintains an evergreen list of potential suitable candidates. Current directors are regularly asked to provide names of potential candidates, and the committee has the authority to engage outside advisors to help identify them. The director evergreen list is reviewed and updated by the committee at least annually.

The committee manages a succession planning process for each board member, along with the positions of board and committee chairs. Succession plans are reviewed annually; when succession planning and maintaining the evergreen list, the committee considers (1) the competencies and skills of the board as a whole, (2) the skills of current board members in tandem with their anticipated length of service left on the board, (3) any gaps in the competencies and skills of the current board that need to be addressed, and (4) whether any additional skills are required that could be beneficial, considering the opportunities and risks our Company faces.

Potential candidates are screened to ensure they have integrity and accountability, can think strategically, are financially literate, have relevant industry experience, have excellent communication skills, and can work effectively in a team. The successful candidate must be able to attend all board meetings and come prepared to make an informed and productive contribution.

DIVERSITY AND INCLUSION

This year, we defined what diversity and inclusion means to us: We create opportunity by inviting, embracing, and celebrating differences. In 2015, our board adopted a Board Diversity Policy, which confirms our commitment to creating opportunities for diverse candidates. The board believes that diversity is critical because we must ensure that the profiles of board members provide the necessary range of perspectives, experience, and expertise required to achieve effective stewardship. Further, a board promotes better corporate governance when it’s made up of highly qualified directors who come from diverse backgrounds and who reflect the changing demographics of our communities and the Company’s evolving client and employee base.

To support the Company’s board diversity objectives, the Corporate Governance and Compensation Committee will consider the following when identifying and considering the selection of candidates for election or re-election to the board:

•	Diversity, including the gender, age, ethnicity, disability, and geographical background of the existing directors of the board and potential nominees
•	The level of representation of women on the board at any given time

In 2015, Stantec formalized a Diversity and Inclusion Plan that sets out strategic initiatives for diversity and inclusion within three- and five-year time frames. These initiatives will be managed by the Company’s two Diversity and Inclusion Councils, based in Canada and the United States, and the councils will report on their progress directly to the CEO and our board.

Gender Diversity

The board is committed to ensuring that we actively pursue gender diversity on the board and in executive management. Increasing the number of women in board and executive positions is essential to the Company and to achieving our diversity and inclusion goals. At this time, the board does not believe that quotas or a formulaic approach results in identifying and selecting the best candidates. Accordingly, the Company has not established fixed targets regarding the representation of women on the board or in executive management at this time.

In 2015, the Corporate Governance and Compensation Committee focused on improving our director evergreen list, ensuring that it contains qualified female candidates. By ensuring that we list candidates who support our commitment to diversity—and to gender diversity specifically—the board is better able to consider a qualified female candidate with the skills and expertise necessary to adequately address the needs of any specific board vacancy.

Stantec Inc.

Similarly, the executive succession planning process has been improved to increase focus on diversity and inclusion at the leadership level. Our two Diversity Councils have formed subcommittees specifically tasked with improving the number of women in leadership and executive positions at Stantec. Our Executive Leadership Team will be held accountable for achievement of these objectives in their short-term incentive compensation, as our board has included a measurement of success for Diversity and Inclusion in our corporate scorecard (see page 41 of this circular for complete scorecard details).

In 2015, Stantec’s nine-person board had two female directors (22% of our board’s composition). None of Stantec’s 13 executive officers are female.

DIRECTORS’ COMPETENCY MATRIX

To assist in the nomination process, the Corporate Governance and Compensation Committee maintains an up-to-date matrix of competencies. Annually, each director assesses his or her own areas of expertise in the matrix and advises the committee of any additional areas of expertise. This matrix is also used to evaluate potential board candidates on our director evergreen list and is reviewed annually by the committee.

The following competency matrix indicates our director nominees’ current and relevant expertise, plus their location, gender, age range, and tenure at Stantec.

OVERLAPPING BOARD MEMBERSHIPS

The following table indicates which director nominees serve together on the same board and committees of another public company. Our view is that these interlocking directorships do not adversely impact the effectiveness of these directors on our board or impair the ability of these directors to exercise independent judgment as members of our board. Director interlocks are monitored at least annually by the Corporate Governance and Compensation Committee.

Company	Director	Interlocking Committee Memberships
Esterline Technologies Corporation	Delores Etter	Compensation
	Tony Franceschini	Compensation

2016 Management Information Circular

Board of Directors Information

Role and Duties of the Board of Directors

MANDATE OF THE BOARD

The board is responsible for the stewardship of our Company. To carry out this role, the board oversees the conduct, direction, and results of the business. In turn, management is mandated to conduct the day-to-day business and affairs of Stantec and is responsible for implementing the board’s strategies, goals, and directions.

The board and its members act in the best interests of our Company at all times, and the board’s actions reflect its responsibility to establish the proper business practices and appropriate ethical standards expected at Stantec. The board approves all matters expressly required under the Canada Business Corporations Act, other applicable legislation, and our articles and bylaws.

POSITION DESCRIPTIONS

The board has developed written position descriptions for the CEO, board chair, Audit and Risk Committee chair, and Corporate Governance and Compensation Committee chair. The position descriptions can be found in our Corporate Governance Guidelines on our website at www.stantec.com. Descriptions are reviewed annually by the Corporate Governance and Compensation Committee and are updated as required.

INDEPENDENT CHAIRS

Our board is led by a nonexecutive, independent chair. We believe that separating the positions of CEO and chair helps the board function independently of management. Additionally, the chairs of our Audit and Risk Committee and Corporate Governance and Compensation Committee are independent.

OVERSIGHT OF STRATEGIC PLANNING

The board has ultimate oversight of strategic planning at Stantec. To establish a clear plan for achieving our business objective—to be a top 10 global design firm—we have a three-year strategic planning process: a comprehensive planning year followed by three execution years. The third execution year is a comprehensive strategic review year. During that year, we develop our long-range (five-year) strategy, performing a more in-depth review of the market environment and industry and challenging the direction of past strategic plans. In the interim execution years, we focus on implementing and executing that long-range strategy. Following the 2012 comprehensive strategic review year, 2013, 2014, and 2015 were execution years. In 2015, we completed a comprehensive strategic review.

ENTERPRISE RISK MANAGEMENT

The board provides oversight and carries out its risk management mandate primarily through the Audit and Risk Committee. Although not involved in day-to-day risk management activities, the committee ensures that the Company has an appropriate risk management system that allows management to bring the Company’s risks to the board’s attention.

The Audit and Risk Committee’s oversight role is designed to

•	Ensure that management has developed appropriate methods to identify, evaluate, mitigate, and report on the principal risks inherent to the Company’s business and strategic direction

•	Ensure that the Company’s systems, policies, and practices are appropriate and address our principal risks

•	Review the Company’s risk appetite, risk tolerance, and risk retention philosophy

Stantec Inc.

The Company manages risk strategically through its Enterprise Risk Management program. We have adopted the integrated framework for risk management designed by the Committee of Sponsoring Organizations of the Treadway Commission, which provides a framework to identify, evaluate, treat, monitor, and report key risks. Our risk profile is reviewed quarterly by key members of our Executive Leadership Team and the Audit and Risk Committee, and a risk report is presented to the board annually. Quarterly updates to the risk report are provided to the Audit and Risk Committee, which in turn, reports the findings to the board.

EXECUTIVE LEADERSHIP SUCCESSION PLANNING

The Corporate Governance and Compensation Committee is responsible for oversight of the executive leadership succession planning process, particularly for the CEO. The committee adopted a CEO succession-planning framework that outlines the steps it will take, in accordance with its work plan, to manage both critical and long-term succession planning.

The committee receives a quarterly report from the CEO about the critical and long-term succession planning measures for the CEO and other key leadership positions at Stantec. At each in-person meeting, the board hears presentations from and meets with key employees who are potential successor candidates for executive positions.

Serving on Our Board

ORIENTATION

The Corporate Governance and Compensation Committee is responsible for the orientation program for all new directors. New board members receive a comprehensive orientation manual that includes the following:

•	Corporate bylaws and all board-approved Company policies, including our code of business conduct and ethics, as well as our Insider Trading Prohibition and Conflict of Interest policies

•	Summaries of key Company programs and practices that are in place to manage the board’s governance and stewardship responsibilities

•	Terms of reference for each board committee

•	Biographies of all board members and members of management, including members of the Company’s senior management team, who regularly interact with the board

•	Copies of the previous year’s meeting minutes, committee work plans, annual materials, and strategic plan

•	An overview of the Company’s services and business model

•	Other materials that the Corporate Governance and Compensation Committee deems appropriate

Before their first board meeting, new board members meet with members of management during a full-day orientation session at our head office. They meet with the CEO, the CFO, the director of our Internal Audit group, the secretary and general counsel, and senior counsel to learn about our business and strategic plan, acquisition program, and risk management strategies. They also learn about their legal duties and obligations as directors of Stantec.

New board members also meet with the chair of the board and, when appropriate, other directors to learn about their role on the board and to ask questions about what is expected of board members at Stantec. The Corporate Governance and Compensation Committee reviews the orientation program when each new director is appointed.

2016 Management Information Circular

CONTINUING EDUCATION

The Corporate Governance and Compensation Committee ensures that an appropriate continuing education program is in place for directors. Board members participate in a robust internal continuing education plan to ensure they have access to timely information about our business and the risks facing the Company and our industry. The committee discusses the continuing education plan quarterly as a standing agenda item and solicits feedback from board members and management on areas of interest to the board.

Management supports the continuing education plan by providing directors with updates on developments in the geographic areas where the Company is active, communications from the CEO to employees, and any other information that management considers to be of interest to the board.

As part of the board’s continuing education plan, board members receive various presentations from management and external experts, and the CEO and other members of management routinely inform the board about strategic changes in our industry.

Following is a summary of the topics presented to the board in 2015:

Date	Presentation	Presenter(s)	Attendance
February	Board Best Practices	Mercer	Full Board
February	HR Realignment	Emree Siaroff, Chief Human Resources Officer	Full Board
February	Acquisition Strategy	Bjorn Morisbak, VP Acquisitions and Strategic Planning	Full Board
May	Cyber Security	Chris McDonald, Chief Information Officer	Full Board
May	Buildings Sector Update	Leonard Castro, SVP Buildings	Full Board
May	Financial Services Update	Bernard Freiheit, VP Financial Services, Canada	Full Board
September	Major Projects	Steve Fleck, EVP Project Delivery Office	Full Board
September	Quebec Region Update	Isabelle Jodoin, SVP Quebec	Full Board

The board’s November meeting was held in Winnipeg, Manitoba. The board was able to experience two Stantec-designed projects in that city: they flew through the Winnipeg James Armstrong Richardson International Airport, an award-winning airport terminal, and they received a tour of Centrepoint, a 5-storey mixed-use podium with a 13-storey tower and a symbol of a community dedicated to revitalizing their downtown. We believed in this project and the future of downtown so much that Centrepoint became Stantec’s new Winnipeg office headquarters in 2015.

In addition to these educational opportunities, the board adopted a director education reimbursement policy in 2015. Outside director education relevant to a director’s continued service on our board will be supported by Stantec.

ASSESSMENTS

The Corporate Governance and Compensation Committee manages a detailed annual assessment of each director’s contribution and performance, along with the board’s performance as a whole and the contributions and performance of the board committees. The committee specifically reviews those areas where the board believes members could have contributed more. The purposes of the assessment are to (1) increase the effectiveness of the board as a whole and of individual board members and (2) to provide an opportunity for board members to provide regular feedback.

To obtain that feedback, a detailed confidential survey, developed by the Corporate Governance and Compensation Committee, is sent to all board members.

Completed board surveys are submitted to senior counsel in mid-October. Responses are kept confidential to allow members to be candid when completing their surveys. The office of the general counsel prepares a summary report (without identifying names). The survey results and the committee’s report and recommendations are presented to and discussed by the full board at its November meeting. Board members can identify any concerns during the meeting or confidentially with either the chair of the Corporate Governance and Compensation Committee or the chair of the board.

Stantec Inc.

AGE AND TERM LIMITS

The board has not established term limits. Although a term limit could result in greater turnover, thus providing fresher ideas and viewpoints, it would mean the loss of directors who, over time, have developed a depth of insight into both our industry and our operations that provides invaluable contributions to the board.

The Corporate Governance and Compensation Committee, in consultation with the chair of the board and our CEO, will review each director’s continuation on the board once a year (an alternative to term limits). Each director is given the opportunity to confirm his or her desire to continue as a board member.

Although the board has not adopted a formal policy regarding a mandatory retirement age for directors, it believes that once a director reaches the age of 72, his or her continued service on the board should be reviewed by both the Corporate Governance and Compensation Committee and the board.

BOARD SUCCESSION PLANNING

In 2015, the Corporate Governance and Compensation Committee completed a succession planning framework and critical and long-term succession plans for the chair of the board and each committee chair. Annually, each director is asked to confirm his or her intention to stand for re-election in the coming year, as well as in the next three to five years, so that the committee can consider its plan for anticipated vacancies and manage turnover risk.

2016 Management Information Circular

Committee Reports

Audit and Risk Committee

MANDATE

The mandate of the Audit and Risk Committee is to oversee the following:

•	Quality, integrity, and timeliness of Stantec’s financial reporting

•	Internal controls, including internal control over financial reporting and disclosure controls and procedures

•	Risk management systems

•	Internal audit function and compliance with legal and regulatory requirements

The committee also reviews and assesses the qualifications, independence, and performance of the external auditors.

MEMBERSHIP AND EXPERIENCE OF THE COMMITTEE MEMBERS

Audit and Risk Committee members are Ivor Ruste (chair), Douglas Ammerman, David Emerson, and Delores Etter. Aram Keith attends all meetings as a nonvoting, independent ex-officio member. Delores Etter also serves as a member of the Corporate Governance and Compensation Committee.

A description of the education and experience of each committee member follows:

Ivor Ruste (Chair)

Mr. Ruste is currently executive vice president and CFO for Cenovus Energy Inc. He has a bachelor of commerce degree (with distinction) from the University of Alberta and is a Fellow Chartered Accountant. As a chartered accountant with more than 30 years’ experience working as a senior financial executive and an auditor with KPMG LLP of both public and private companies, Mr. Ruste has reviewed and audited many complex financial statements and prepared interim and annual financial statements in accordance with both Canadian and US generally accepted accounting standards.

Douglas Ammerman

Mr. Ammerman is a retired partner with KPMG LLP. During his almost 30 years with KPMG, Mr. Ammerman served as the national practice partner, as the managing partner of the Orange County office, and as a member of the nominating committee for its board of directors. He holds a master’s degree in business taxation from the University of Southern California, as well as a bachelor of arts degree with an accounting emphasis from California State University at Fullerton. Mr. Ammerman’s strong familiarity with preparing and reviewing interim and annual financial statements is a valuable asset to the committee.

Simultaneous Service

Mr. Ammerman simultaneously serves on the audit committees of four public companies in addition to Stantec. The board has reviewed Mr. Ammerman’s overall time commitments, attendance records, and substantive contributions to our board and determined that such service does not impair his ability to effectively serve on Stantec’s Audit and Risk Committee.

David Emerson

Mr. Emerson is a corporate director, public policy advisor, and senior advisor for CAI Managers, a private equity fund. He holds bachelor’s and master’s degrees in economics from the University of Alberta and a doctorate in economics from Queen’s University. Mr. Emerson’s education and experience provide him with a breadth of knowledge about complex accounting issues. Mr. Emerson is not standing for re-election in 2016.

Stantec Inc.

Delores Etter

Dr. Etter has been the Director of the Caruth Institute for Engineering Education and the Texas Instruments Distinguished Chair in Engineering Education at Southern Methodist University since June 2008. Dr. Etter is also a member of the National Academy of Engineering and Fellow of the Institute of Electrical and Electronic Engineers, the American Association for the Advancement of Science, and the American Society for Engineering Education. Dr. Etter has over 10 years of audit committee experience with other public and nonprofit organizations, and her background has provided her with all-encompassing business practices that are assets to the committee.

INDEPENDENCE OF THE COMMITTEE MEMBERS

All Audit and Risk Committee members are considered “independent” and “financially literate” as defined under applicable Canadian and US securities laws and exchange rules. Ivor Ruste, Douglas Ammerman, and David Emerson are all “audit committee financial experts” as defined under the U.S. Securities and Exchange Commission rules.

KEY ACTIVITIES FOR 2015

The Audit and Risk Committee met four times in 2015. In accordance with its internal work plan and terms of reference, the committee provided guidance and oversight on the following:

•	Integrity of the Company’s annual and quarterly financial statements and financial reporting processes, and compliance with accounting- and finance-based legal and regulatory requirements

•	External auditors’ qualifications, independence, performance, and reports (including conducting a comprehensive review under the new guidelines for such reviews)

•	Internal audit function and processes

•	System of internal accounting and financial reporting controls established by management

•	Risk identification, evaluation, mitigation, and reporting processes of management with respect to the principal risks of the Company

•	System for identifying and mitigating the Company’s fraud risk

Refer to Schedule A for a more detailed account of the Audit and Risk Committee’s activities.

AUDITOR DISCLOSURE

Preapproval Policies and Procedures

The Audit and Risk Committee must preapprove audit and non-audit services performed by our independent auditor to ensure that providing those services does not impair the auditor’s independence. Unless a type of service to be provided has received general preapproval, it will require specific preapproval by the committee. Any proposed services exceeding preapproved costs will also require specific preapproval by the committee.

Auditor’s Fees

Aggregate fees paid to Ernst & Young LLP, Stantec’s external auditor, during the fiscal years ended December 31, 2015, and 2014 follow:

Category	Note	2015 ($)	2014 ($)
Audit fees	1	1,423,000	1,337,000
Audit-related fees	2	18,000	20,000
Tax fees	3	656,000	402,000
All other fees	4	5,000	76,000
Total		2,102,000	1,835,000

(1)	Audit fees: Audit services provided by Ernst & Young LLP for the audit and review of Stantec’s financial statements or services normally provided by Ernst & Young LLP in connection with statutory and regulatory filings or engagements.
(2)	Audit-related fees: Assurance and related services provided by Ernst & Young LLP. These services can include accounting consultations and attest services not required by statute or regulation.
(3)

Tax fees: Professional services rendered by Ernst & Young LLP for income tax compliance. These generally involve the preparation of US original and amended tax returns and claims for refund, tax planning, and tax advice—including assistance with tax audits, plus tax advice related to mergers, acquisitions, and financing structures.

(4)	All other fees: Professional services rendered by Ernst & Young LLP for consulting services related to the design of a Global Mobility program.

2016 Management Information Circular

Additional information regarding the Audit and Risk Committee and its members and the Terms of Reference can be found in our Annual Information Form dated February 24, 2016, which is filed on our website at www.stantec.com and on SEDAR at www.sedar.com. You can also contact us for a free copy of the Terms of Reference.

Corporate Governance and Compensation Committee

MANDATE

The mandate of the Corporate Governance and Compensation Committee is to

•	Ensure that an appropriate and effective corporate governance system is in place for the board’s overall stewardship responsibility and the discharge of its obligations to the stakeholders of the Company

•	Propose new nominees to the board, ensure that a continuing education program for the board is in place, and assess the performance of the board, the committees of the board, and the individual directors

•	Review the compensation levels of leadership team members and the board, evaluate the performance and compensation of the CEO, and consider succession planning for the CEO position and other senior management positions that the committee wishes to include

MEMBERSHIP AND EXPERIENCE OF THE COMMITTEE MEMBERS

The Corporate Governance and Compensation Committee members are Susan Hartman (chair), Delores Etter, and Donald Lowry. Aram Keith attends all committee meetings as a nonvoting, independent ex-officio member. Delores Etter also serves as a member of the Audit and Risk Committee. Implementing a membership that overlaps the Audit and Risk Committee’s and maintaining a balance of long-term board members and experienced new members ensures that the Corporate Governance and Compensation Committee has, in the board’s view, the skills and experience to provide appropriate oversight and management of Stantec’s governance and executive compensation practices.

A description of each committee member’s experience—relevant to the committee’s corporate governance and executive compensation responsibilities—follows:

Susan Hartman (Chair)

Ms. Hartman regularly provides consulting expertise in compensation practices and policies to her clients through her management consulting firm, The Hartman Group. Ms. Hartman gained over five years’ experience as a member of the Corporate Governance and Compensation Committee before assuming the role of chair of that committee and another three years’ experience as a member of the Audit and Risk Committee. This gives her additional insight into the Company’s risk management practices and enterprise risk management systems.

Delores Etter

Dr. Etter currently serves on the compensation committees of two publicly traded companies and is on the Human Resources Committee for a privately held company. In 2012, she attended the Stanford Law School’s Directors College Course which included sessions on executive compensation and risk management. Dr. Etter has held a number of high-profile positions—including Assistant Secretary of the Navy for Research, Development and Acquisition—that required expertise in both corporate governance and compensation.

Donald Lowry

Mr. Lowry currently serves as chair of the board for Capital Power Corporation and has served on the compensation committees of public companies. In addition, Mr. Lowry was formerly the president and CEO of EPCOR Utilities Inc. and has several years of experience participating in corporate governance and executive compensation discussions. He holds bachelor of commerce (honors) and master of business administration degrees from the University of Manitoba, and he is a graduate of the Harvard Advanced Management Program and the Banff School of Management. Mr. Lowry obtained his Institute of Corporate Directors designation in January 2016 from the Rotman School of Business.

Stantec Inc.

INDEPENDENCE OF THE COMMITTEE MEMBERS

The board has determined that each member of the Corporate Governance and Compensation Committee is “independent” (as defined under applicable Canadian and US securities laws).

KEY ACTIVITIES FOR 2015

The Corporate Governance and Compensation Committee met six times in 2015. In accordance with its internal work plan and terms of reference, it executed the following key projects during the year:

•	Reviewed and updated the Company’s corporate governance policies and practices in accordance with regulatory changes and best practices

•	Continued succession planning for the board, board committee chair positions, the CEO, and other key leadership positions within the Company

•	Conducted board and committee assessments

•	Conducted a risk management review of the Company’s corporate governance and compensation practices

•	Completed a review of director compensation by engaging an external consultant to provide a peer review; results of the review were implemented January 1, 2016

Refer to Schedule B for a more detailed account of the Corporate Governance and Compensation Committee’s activities. The committee’s Terms of Reference can be found at www.stantec.com, or you can contact us for a free copy.

2016 Management Information Circular

Executive Compensation Overview

Performance and Compensation Summary

Below are key performance highlights and their relationship to our executive pay in 2015. Also noted are the significant changes in the policies and practices that relate to executive compensation.

OUR PERFORMANCE IN 2015

In 2015, by consistently executing our strategy, we continued to grow. We completed six acquisitions in the year, had strong organic growth in our Buildings and Infrastructure business operating units—which made up 65% of our Company’s gross revenue in 2015—and, as a result of prevailing industry dynamics, retracted in our Energy & Resources business operating unit. Notwithstanding these challenging conditions, from January 2015 to December 2015, Stantec’s share price on the Toronto Stock Exchange increased 8%, while the TSX S&P Composite Index decreased by approximately 11%. Our total shareholder return for 2015 was 9%, and our five-year total shareholder return ending December 31, 2015, was 161%.

Our annual results continue to demonstrate the resiliency and effectiveness of our diversified business model to adapt to changes in market conditions. We ended 2015 with 13.7% growth in gross revenue and a 3.9% increase in EBITDA (EBITDA is a non-IFRS measure, and a further description of this measure is found in our 2015 Annual Report under the heading “Definition of Non-IFRS Measures” in the Critical Accounting Estimates, Developments, and Measures section). Our net income was $156.4 million in 2015 compared to $164.5 million in 2014 and diluted earnings per share were $1.65 in 2015 compared to $1.74 in 2014.

We achieved or exceeded a number of our internal objectives with respect to growing our revenues with key clients, particularly in our Buildings and Infrastructure business operating units, as well as in our quality management programs, and employee retention goals. Achievement of these objectives positions us well for continued stability and future growth.

For more information about the Company’s performance in 2015, we invite you to review our 2015 Annual Report, available on our website at www.stantec.com and on SEDAR at www.sedar.com.

KEY HIGHLIGHTS OF OUR 2015 EXECUTIVE COMPENSATION

At Stantec, we are driven to achieve. That’s why we align our executive pay decisions with the Company’s performance. We target total direct compensation for our executives at the fiftieth percentile (P50) of the market. We provide the opportunity for executives to earn above P50 through variable pay in our short- and long-term incentive plans when the individual and Stantec exceed their stated objectives. A large percentage of our executive compensation is variable or at-risk, meaning it is paid only when individual goals and business outcomes are achieved. Although achieving outstanding results may support top percentile pay packages, both our short-term incentive plan and the performance share units issued under our long-term incentive plan have a capped maximum payout level. This ensures that actual pay amounts do not exceed what is appropriate and affordable for our Company.

Despite the challenging and severe economic conditions faced by our Energy & Resources business operating unit, we met or exceeded a number of our key business objectives in 2015. In 2015, our leadership team earned approximately 111% of their total target annual short-term incentive awards. This is a significant decrease from 2014, when they earned approximately 137% of total target annual short-term incentive.

The graph below shows Stantec’s five-year total shareholder return, as well as the changes in short-term and total compensation for our named executive officers over the same period.

Stantec Inc.

As part of our long-term incentive plan (LTIP), we awarded performance share units (PSUs) to executives in 2015. The actual realized value of the PSUs will be determined based on the average performance of the Company in 2015, 2016, and 2017. The three-year performance cycle of those awards will help to ensure executives are focused on making decisions that will provide longer-term shareholder benefits. Also as part of our LTIP, we continued to award stock options to our executives, and the three-year vesting hurdles attached to those options will further encourage executives to focus on the longer-term growth of our share price.

EFFECTIVE RISK MANAGEMENT FEATURES

We have instilled various other measures to continue to focus on creating long-term shareholder value by mitigating risk, including

•	Offering an appropriate mix of fixed and at-risk compensation

•	Setting predetermined minimum and maximum payout limits on our short- and long-term performance-based incentives, which include performance targets that are set to encourage profitable decisions, but not undue risk taking

•	Requiring our executives to own three times their base salary in Stantec equity, or five times in the case of our CEO, and adopting a share retention policy for our CEO for the year following his retirement from the Company

•	Prohibiting all employees from speculating in the securities of the Company or purchasing financial instruments that are designed to hedge or offset a decrease in the value of equity securities of the Company

•	Committing to the principle that compensation paid to our executives on the basis of financial information that has since been restated should be returned; as a result, our board of directors has adopted the Executive Compensation Claw-Back Policy

2016 Management Information Circular

SHAREHOLDER ENGAGEMENT

At our 2015 annual general meeting of shareholders, we invited you to cast your vote on our executive compensation practices. Of the votes cast, 88% were “For” our approach to executive compensation. The committee is dedicated to continuous improvement by ensuring that our executive compensation programs effectively meet our compensation objectives and that they are clearly understood and supported by our shareholders. In 2015, as a result of engagement and discussions with our significant shareholders, we have shortened the term of our share options to five years from seven years. Share options granted in 2016 will expire on the fifth anniversary of their grant. We believe this will address concerns by our significant shareholders that options with a seven-year term may lead to compensation windfalls to executives that could not be anticipated at the time of grant. In a dynamic and changing industry such as ours, our board is of the view that having a combination of incentive vehicles that provide one-, three- and five-year terms is an appropriate and balanced approach in line with our compensation philosophy.

We welcome feedback from shareholders on all aspects of our compensation program. You are invited to contact us regarding executive compensation and to take advantage of your “say on pay” again in 2016.

Sincerely,

Aram Keith, Chair	Susan Hartman, Chair
Board of Directors	Corporate Governance and Compensation Committee

Stantec Inc.

Compensation Discussion and Analysis

NAMED EXECUTIVE OFFICERS

This Compensation Discussion and Analysis (CD&A) explains our executive compensation policies and programs for 2015 and focuses on the following named executive officers (NEOs), who appear in the summary compensation tables on page 50. Executive compensation described in this CD&A reflects compensation earned by each NEO in his 2015 role (listed below).

Name	Position Title in 2015
Bob Gomes	President & Chief Executive Officer
Dan Lefaivre	Executive Vice President and Chief Financial Officer
Rich Allen	Executive Vice President and Chief Operating Officer
Valentino DiManno	Executive Vice President and Regional Operating Unit Leader, Canada Executive Vice President and Business Operating Unit Leader, Energy & Resources(1)
Scott Murray	Executive Vice President and Regional Operating Unit Leader, United States

(1)	In addition to serving as the ROUL, Canada, throughout 2015, Mr. DiManno was the BOUL, Energy & Resources, until July 3, 2015.

Because Rich Allen is preparing to retire in 2016, the roles and responsibilities of the chief operating officer have been divided into two positions to better meet the needs of Stantec’s diverse business model. Effective January 1, 2016,

•	Valentino DiManno was appointed as chief business officer (CBO), a newly created role which oversees all business operating units, account management, client development, and quality management

•	Scott Murray was appointed as chief operating officer (COO), a role which oversees Company operations, including health and safety, regional operations, and Stantec’s Project Delivery Office

The COO and CBO work together to manage all aspects of Stantec’s business and have equal leadership responsibility. We believe that creating these balanced roles, both reporting to the chief executive officer, will help us further improve and strengthen our balanced leadership model.

OUR COMPENSATION STRATEGY AND PHILOSOPHY

At Stantec, we put people first. Our compensation strategy is to ensure we have the right compensation plans in place to attract and retain the people we need to carry out our business goals and objectives. Those compensation plans should support our overall strategic plan and align our executives’ personal success with the Company’s success. Moreover, they should align with our stated risk appetite and encourage prudent risk taking at the executive level. The total cost of our executive compensation plans must be appropriate for the size and structure of our business and keep us competitive for acquiring and retaining top talent.

Our compensation philosophy, designed to support this compensation strategy, establishes a transparent link between pay and performance, and clearly defines performance and accountability at Stantec. Our compensation philosophy states that we

•	Target executive total direct compensation opportunities at approximately the fiftieth percentile (P50) of the market

•	Provide the opportunity to earn above P50 through variable pay in our short- and long-term incentive plans when Stantec and the individual achieve their stated objectives

•	Use various vehicles in our overall pay mix to help bring balance in both executive focus and pay outcomes over time

•	Place significant weighting on at-risk compensation in both short-and long-term incentives, with less emphasis on fixed base salaries

•	Provide two vehicles in our long-term incentive plan (performance share units and share options) to help us balance the benefits and limitations of each vehicle

•	Emphasize equity-based compensation as a preference to cash compensation to align executive and shareholder interests over time

2016 Management Information Circular

COMPONENTS OF COMPENSATION AND PAY MIX

Basing our executive compensation program on our compensation philosophy, the Corporate Governance and Compensation Committee determined that in 2015, the program would be composed of base salary, short-term incentive cash payments, long-term incentives, Employee Share Purchase Plan contributions, retirement plan contributions, and Milestone service awards.

Each year, the committee reviews the pay components described above, as well as the mix or relative weightings of each. Our target total direct compensation mix is designed to align with market practices and our compensation philosophy. We weight variable, at-risk components more heavily than fixed components to ensure the total pay our executives ultimately receive will increase or decrease based on the success of our Company. We weight the long-term, or equity-based, components of our program most heavily for our CEO. The board believes that placing a greater emphasis on long-term equity performance than on his salary and short-term incentive will ensure that the CEO is not motivated to achieve short-term objectives at the expense of long-term shareholder returns.

The diagrams below illustrate the target total direct compensation relative weightings between base salary, short-term incentives, and long-term incentives in 2015 for our NEOs:

See below for a more detailed discussion about each component of our compensation program. We also discuss how our 2015 performance impacted the pay decisions relating to each component.

Base Salary

In 2015, we positioned base salaries for our NEOs at the fiftieth percentile (P50) of the market. This was done by reviewing the detailed benchmarking analysis which was undertaken by the Corporate Governance and Compensation Committee (with assistance from the committee’s independent compensation consultants), along with the Company’s performance and the individual position responsibilities of each NEO. Based on this review, the committee recommended no changes to base salaries for our NEOs in 2015.

Stantec Inc.

Compensation Benchmarking

The committee used a group of 11 compensation peer companies when benchmarking our Company’s approach to executive compensation. When choosing peer companies, the committee considered industry classification, country of residence, total revenue, and market capitalization. The compensation peer companies follow:

Company Name	GICS Sub-Industry Classification	Country	Total Revenue ($) (mm)	Market Capitalization ($) (mm)
AECON Group Inc.	Construction and Engineering	Canada	2,766	870
Bird Construction	Construction and Engineering	Canada	1,422	553
Chicago Bridge & Iron, Co.	Construction and Engineering	US	16,030	5,469
Dycom Industries Inc.	Construction and Engineering	US	2,672	3,040
IHS Inc.	Research and Consulting Services	US	2,758	10,637
Mastec Inc.	Construction and Engineering	US	5,432	1,857
Quanta Services, Inc.	Construction and Engineering	US	9,604	4,141
SNC-Lavalin Group, Inc.	Construction and Engineering	Canada	9,759	6,158
Stantec Inc.	Research and Consulting Services	Canada	2,814	2,753
Stuart Olson	Construction and Engineering	Canada	1,232	143
Tetra Tech Inc.	Environmental and Facilities Services	US	2,830	2,055
WSP Global Inc.	Construction and Engineering	Canada	5,562	4,218

Peer revenue figures are on a trailing 12-month basis as of the third quarter of 2015 and have been converted to Canadian dollars based on the average exchange rate over the same period. Market capitalization figures are as of December 31, 2015, and have been converted to Canadian dollars based on the year-end exchange rate.

Short-Term Incentive Plan

At the start of 2015, the Company identified key nonfinancial and financial objectives from our Strategic Plan to form the basis of the performance scorecard. This scorecard is used to assess the Company’s achievement of its near-term business goals and to determine each executive’s 2015 short-term incentive plan (STIP) award. Our objectives, based on our four value statements, follow:

We Put People First	We Are Better Together	We Do What Is Right	We Are Driven to Achieve
Succession Planning	Account Management	Safety Culture	Net Revenue Growth
Career Streams	Strategic Pursuits	Quality Management	Net Revenue Organic Growth
	Diversity and Inclusion		Pre-tax, Pre-STIP Net Income
EPS Growth(1)

(1)	EPS is calculated as net income divided by the weighted average number of common shares outstanding during the period.

STIP Targets

Each executive is assigned a STIP target, expressed as a percentage of his or her base salary, at the beginning of the year. Depending on the Company’s performance, as well as his or her achievement of additional individual objectives, the executive may earn a STIP payment equal to an amount from 0% to 200% of his or her STIP target.

STIP targets for the CEO, COO, CFO, and executive vice presidents in 2015 are outlined in the table below:

Position Title	STIP Minimum	STIP Target	STIP Maximum
CEO	0%	100%	200%
COO	0%	80%	160%
CFO	0%	70%	140%
Executive Vice President	0%	60%	120%

2016 Management Information Circular

Scorecard Assessment and Weighting by Measure

Each objective in the scorecard carries no individual weighting. Rather, the committee assesses actual performance on each metric, then evaluates Company performance as a whole using discretion and sound judgment to assign a general Company performance level for the year. This allows the board the flexibility to recognize the relative importance of either failing to achieve or exceeding expectations on any individual metric for the Company as a whole in any given year. In addition to the scorecard, each executive is also assigned certain individual business objectives for the year related to his or her business unit’s performance and any other important individual achievements. Again, there is no relative weighting among the individual objectives when determining the final STIP award.

2015 STIP Award Results

In January 2016, the Corporate Governance and Compensation Committee reviewed the 2015 completed scorecard: the final report on the results of the scorecard metrics and the draft figures for the annual financial performance of the Company.

A summary of the completed scorecard and performance assessment is outlined in the table below:

Metrics		Performance Measure	Board Assessment of Performance
We Put People First
Succession Planning	Strong candidates for all leadership positions	Milestone assessment	Meeting
Career Streams	Decrease Voluntary Turnover	<9%	Meeting
We Are Better Together
Account Management	Grow relationships with top clients	Between 2 and 6%	Not Meeting(1)
Must Win Program	Increase number of projects awarded	Between 33 and 65% win rate	Meeting
Diversity and Inclusion (D&I)	Implement D&I recommendations for 2015	Establish D&I Councils Conduct Employee Survey	Meeting
We Do What Is Right
Safety Culture	Decrease total recordable injury rate	<0.60	Not Meeting
Quality Management	Improve ISO-compliance audit results	>90%	Meeting
We Are Driven to Achieve
Overall Revenue Growth	Grow net revenues at an annual rate of 15%	15%	Meeting
Organic Growth	Increase net revenue organic growth	3.6%	Not Meeting
Operational Effectiveness	Achieve pre-tax, pre-bonus net income growth greater than 12%	>12%	Meeting
Return on Investment	Achieve a return on equity per Strategic Plan	16.6%	Not Meeting
Earnings Growth	Grow diluted EPS(2) at annual rate per Strategic Plan	12.5%	Not Meeting

(1)	Measures were exceeded with respect to Buildings and Infrastructure top clients, but due to low commodity prices, this was offset by the significant decline in available business with our Energy & Resources clients.

(2)	EPS is calculated as net income divided by the weighted average number of common shares outstanding during the period.

After reviewing the completed scorecard, along with the 2015 financial results and assessment of our performance against the industry generally, the committee concluded that the overall Company performance measure for STIP awards should be 110% of each individual’s target STIP amount. This is less than the 2014 Company performance measure of 135%.

We set Company performance measures in our scorecard that, if achieved, exceed our expectations for overall industry performance in the upcoming year. This is based on our comprehensive review of peer performance and industry factors, along with our own performance expectations, which occurs during our strategic planning process. If our Company performance measures are achieved, our executives should expect to earn STIP amounts higher than their individual STIP targets because our performance will have exceeded industry expectations. This approach is in keeping with our compensation philosophy of paying compensation that is at the fiftieth percentile of the market (P50), with the opportunity to earn above P50 if we outperform the market.

Although the Company failed to meet certain of our financial targets, mainly due to the rapid and significant retraction in the oil and gas industry, we practiced fiscal responsibility, adjusted staff levels, and maintained our gross margins and client relationships, which positions us well for when this market recovers. By consistently executing our business strategy, we were able to partly offset the organic revenue retraction in our Energy & Resources business operating unit

Stantec Inc.

by capitalizing on opportunities to increase project activity in our Buildings and Infrastructure business operating units. In 2015, we achieved 5.6% organic growth in Buildings and 5.5% in Infrastructure, offset by 20.8% organic revenue retraction in Energy & Resources. Overall, in 2015, the Company’s organic gross revenue retracted 5.9%, which is less than the impact to our overall Oil & Gas sector, particularly in Western Canada.

The Company performance and each NEO’s achievement of his own performance metrics determined his STIP award. Each NEO’s STIP target and actual STIP award (expressed as a percentage of the NEO’s base salary) are outlined in the table below:

Executive	STIP Minimum	STIP Target	STIP Maximum	STIP Actual
Bob Gomes, CEO	0%	100%	200%	110%
Rich Allen, COO	0%	80%	160%	95%
Dan Lefaivre, CFO	0%	70%	140%	100%
Valentino DiManno, EVP	0%	60%	120%	87%
Scott Murray, EVP	0%	60%	120%	76%

Long-Term Incentive Plan

At Stantec, our equity-based long-term incentive plan (LTIP) strongly emphasizes performance. The LTIP is made up of performance share units (PSUs), which are tied directly to our net income growth and our return on invested capital, and options, which carry value only as our share price increases. Further details of our LTIP are found in Schedule C of this circular.

When designing the LTIP component of our pay programs, the committee completed a peer assessment to determine the approaches our competitors have taken to design their long-term incentives and to identify the ones that would be most appropriate for our business. A mix of two vehicles—PSUs and options—will balance the benefits and limitations of using just one vehicle, while maintaining a relatively simple long-term incentive structure. In 2015, the committee determined that an appropriate mix is two thirds PSUs and one third options. The committee reviews this mix annually to ensure it aligns with market practice and with our compensation strategy and philosophy.

Each executive position level has a target value of long-term incentives to be granted. The target value is calculated as a percentage of the executive’s base salary. Similar to our approach with respect to base pay and short-term incentive, the target value of the long-term incentives is based on P50 of our market assessment. The following table outlines the targets for our CEO, COO, CFO, and executive vice presidents in 2015.

Position Title	Long-Term Incentive Plan Target
CEO	200%
COO	100%
CFO	80%
Executive Vice President	60%

Performance Share Units

Performance Share Units (PSUs) are notional share units that mirror the market value of Stantec’s common shares. PSUs have associated dividend equivalent rights and therefore accumulate additional units equal to the value of dividends paid on Stantec shares over the life of the units. These units vest upon completing a three-year service condition that starts on the date they are granted.

Annually, the Corporate Governance and Compensation Committee reviews and approves the performance objectives that will be applied to each grant of PSUs. The performance objectives set in each grant year are used to determine the ultimate number of PSUs that will vest upon the completion of the three years of service by each executive. The number of PSUs which will vest can range from 0% to 200% of the number of units granted to each executive.

2016 Management Information Circular

For 2015, the Corporate Governance and Compensation Committee approved the use of two equally weighted three-year performance objectives: net income growth and return on equity. These measures are key indicators of success based on Stantec’s Strategic Plan. We chose these measures as indicators of long-term success because we believe that achievement of these measures will result in sustainable, long-term shareholder return.

From time to time, we test our practices against a competitive set (see our list of compensation peers on page 40 of this circular), and our approach fits within that external landscape and, importantly, it supports our overall approach to performance and pay. We have explored relative performance measures as a potential complement to our current performance focus. At this time, we have chosen instead to maintain our focus on internal performance measures and goals that link to our strategic plan. We undertake significant analyses and benchmarking against industry performance, peer performance and our own historical performance when we set minimum, target, stretch, and maximum ranges for each measure, thus ensuring our targets are based in part on relative performance. Further, we take comfort in the fact that relative measurement is not a prevalent practice among our peers.

Based on performance targets set out during our comprehensive strategic planning process, the committee approved four performance levels—miss, minimum, base, and maximum—that will dictate the amount of PSUs each executive will earn on payout, as outlined in the table below:

Net Income	Miss	Minimum	Base	Maximum
Company’s adjusted net income growth rate(1)	0%	4.0%	8.0%	19.0%
Net income award amount	0%	50%	100%	200%

Return on equity	Miss	Minimum	Base	Maximum
Company’s average return on equity rate(2)	0%	8.0	10.0%	18.0%
Return on equity award amount	0%	50%	100%	200%

(1)	Meaning the compound annual growth rate of the Company’s adjusted net income for the fiscal years 2014, 2015, and 2016, where the net income is adjusted to exclude the effect of extraordinary, unusual, and/or nonrecurring items. The Company’s adjusted net income growth rate is a non-IFRS measure.
(2)	Meaning the average of the Company’s adjusted return on equity for the fiscal years 2014, 2015, and 2016, where the return on equity is adjusted to exclude the effect of extraordinary, unusual, and/or nonrecurring items. The Company’s average return on equity rate is a non-IFRS measure.

Net Income Growth Test

If the Company’s adjusted net income growth rate is “0,” the performance factor to be applied to the PSUs is “0” and therefore the net income award is “0.” If the rate is above “0” and up to “maximum,” the performance factor to be applied to the net income award will be interpolated on a linear basis. If the rate is above “maximum,” the performance factor to be applied to the net income award is capped at 200%.

Return on Equity Test

If the Company’s adjusted average return on equity rate is “0,” the performance factor to be applied to the PSUs is “0” and therefore the return on equity award is “0.” If the rate is above “0” and up to “maximum,” the performance factor to be applied to the return on equity award will be interpolated on a linear basis. If the rate is above “maximum,” the performance factor to be applied to the return on equity award is capped at 200%.

PSUs will be paid out at their cash value, which is determined on the third anniversary of the grant date. During the vesting period, the value of a PSU will fluctuate with any change in the share price.

Stantec Inc.

Options

Options granted in 2015 have a three-year equal vesting schedule and a seven-year term. In 2016, we granted stock options with a five-year term to reflect comments received from our key shareholders that stock options should have a shorter term to avoid unanticipated compensation windfalls to recipients.

To determine the number of stock options to grant to each executive under the LTIP, the Company used the Black-Scholes valuation method for each option as of March 3, 2015. Stock options granted in 2015 have an exercise price of $32.01.

The following table outlines the dilution and run rate of Stantec’s options for the past two years. Percentages shown are as of December 31 for 2014 and 2015.

Rate	Description	2014	2015
Dilution	Dilution represents the current dilution from share options. Dilution is calculated as the total number of share options outstanding, divided by the number of common shares outstanding.	2.90%	3.20%
Run Rate	Run rate shows the size of annual share option grants. Run rate is calculated as the total number of share options issued in a year, divided by the number of common shares outstanding.	0.86%	1.02%

OTHER COMPENSATION

Our executives do not receive perquisites or other compensation measures other than eligibility to participate in retirement, health benefits, and service award programs, which are generally available to all our employees. Details of our retirement and service award programs are set out below.

Retirement Benefits

All executives are eligible to participate in the Stantec retirement plans offered to Stantec employees. We do not offer any special perquisites or benefits designed specifically for our executives.

For Canadian employees, we offer four retirement plans: a Group Registered Retirement Savings Plan (Group RRSP), a registered Employee Share Purchase Plan (ESPP), a non-registered ESPP, and a Group Tax-Free Savings Account (Group TFSA). None of the retirement plans involve the issuance of Stantec shares from treasury.

Under the Group RRSP, Stantec matches an employee’s contributions at 100% of the first 3% of the employee’s base salary. Group RRSP contributions are invested in the employee’s choice of 17 investment funds, including the option to invest in Stantec shares. Under the registered and non-registered ESPPs, employee contributions are used to purchase Stantec shares. Stantec matches employee contributions at 50% of the first 4% of the employee’s base salary (a maximum of 2% of the employee’s base salary). Together, Stantec’s maximum contribution has a matching potential of 5% of the employee’s base salary (3% for the Group RRSP and 2% for the registered or non-registered ESPP). Under the Group TFSA, contributions are invested in the employee’s choice of 17 investment funds.

Stantec’s US employees are eligible to participate in the Stantec Consulting 401(k) Plan. Stantec matches employee contributions at 100% of the first 3% of the employee’s base salary and STIP payment—together, these amounts are the Eligible Compensation—and at 50% on the next 2% of Eligible Compensation. The 401(k) contributions are invested in the employee’s choice of 16 investment funds. US employees can also participate in the ESPP. Stantec matches employee contributions to the ESPP at 0.5% of Eligible Compensation when the employee contributes 1% and at 1% of Eligible Compensation when the employee contributes 2% or more.

2016 Management Information Circular

Service Awards

Stantec’s Milestone Service Award Program recognizes and celebrates our employees for their valued contributions and sustained commitment to the success of Stantec. Milestone recognition begins with the employee’s fifth year of service and is celebrated every 5 years after that. All regular full- and part-time employees are eligible for the award, provided they remain in continuous and uninterrupted service with Stantec for the required number of years.

Canadian employees receive a one-time lump-sum contribution to the employee’s non-registered ESPP of $500 for every 5 years of service to a maximum award of $2,000 for 20 years of service. The $2,000 award will continue for each 5 years of service after that. US employees receive a one-time lump-sum contribution, which is used to purchase Stantec shares under the ESPP in the amount of US$500 for every 5 years of service to a maximum award of US$2,000 for 20 years of service. The US$2,000 award will continue for each 5 years of service after that.

Stantec Inc.

PERFORMANCE GRAPH

The following graph compares the total shareholder return for $100 invested in our common shares on December 31, 2010, assuming reinvestment of dividends, against the total return of the S&P/TSX Composite Total Returns Index.

In the past five years, Stantec’s total shareholder return has outperformed the S&P/TSX Composite Total Returns Index. Over the same period, Stantec’s NEO compensation has generally followed the trends set by our share price, as shown on the graph set out on page 36 of this circular.

OUR DECISION-MAKING AND APPROVAL PROCESS

The Corporate Governance and Compensation Committee is responsible for determining the compensation strategy for executives on behalf of the board and for administering executive compensation policies. The committee develops the compensation philosophy based on that strategy, and the programs are then designed to effectively achieve the Company’s primary compensation objectives.

The committee is composed of three independent directors. At the end of 2015, the directors were Susan Hartman (chair), Delores Etter, and Donald Lowry. Each committee member brings a diverse range of direct experience relating to executive compensation, succession planning, and risk management. Detailed biographies of the members, including their experience with respect to executive compensation and risk oversight, can be found in the Committee Reports section of this circular.

2016 Management Information Circular

Annually, the Corporate Governance and Compensation Committee reviews and approves the compensation programs available to the Company’s executives, as well as the performance criteria associated with the STIP and PSUs. With the recommendation of the committee, the board sets the CEO’s compensation. The compensation for each NEO, other than the CEO, is approved by the CEO—with recommendations and guidance from the committee—and always in keeping with the minimum and maximum awards for STIP amounts and long-term incentive grants set out in the compensation programs.

Independent Advice

In 2015, the Corporate Governance and Compensation Committee adopted a preapproval policy with respect to the use of the board’s compensation consultant by management. Under the terms of this policy, the committee

•	Will not approve the use of a board consultant by management if that use could compromise the independence of the consultant as an advisor to the board

•	Will preapprove the terms of any use of a consultant by management, including the fees and proposed terms of service

In 2015, the committee retained two independent consultants to advise it on various compensation matters. Mercer (Canada) Limited completed its review of the director compensation programs, as well as provided advice and direction on the Company’s performance metrics for its PSUs and disclosure of the executive compensation program. Semler Brossy Consulting Group, LLC was retained to provide an additional review of the Company’s compensation disclosure.

The table below outlines the fees paid to Mercer for its executive compensation engagement and the fees paid to Mercer and its affiliates for the other services described above.

Fees Paid to Mercer (Canada) Limited

Financial Year	Executive Compensation-Related Fees ($)	All Other Fees ($)
2014	29,602	430,659(1)
2015	44,415	52,327(2)

(1)	In 2014, Mercer provided advice and assistance to management to implement significant changes to Stantec’s executive compensation programs approved by the board of directors. As well, Mercer completed ongoing projects supporting our HR realignment and service delivery model, and closed out their 401(k) plan third-party administrator duties for one of our acquired firms.

(2)	In 2015, management purchased various compensation data surveys from Mercer. As well, $5,586 was spent on a review with Mercer and Deloitte (as subconsultant to Mercer) of best practices in structuring information technology departments. That engagement has been concluded.

The table below sets out the fees paid to Semler Brossy Consulting Group, LLC for consulting services regarding proxy analysis.

Fees Paid to Semler Brossy Consulting Group, LLC

Financial Year	Disclosure Review-Related Fees ($)	All Other Fees ($)
2015	11,207(1)	0

(1)	The Canadian dollar amount stated above has been calculated using an average exchange rate of 1.2785. The actual amount paid was US$8,766.

Stantec Inc.

RISK MITIGATION IN OUR COMPENSATION PROGRAMS

As part of its mandate, the Corporate Governance and Compensation Committee continually reviews our compensation programs to align pay outcomes with the Company’s risk management strategies and to discourage inappropriate risk taking by our executives. The committee has not identified any risks related to Stantec’s executive compensation programs that are reasonably likely to have a material adverse effect on the Company. Additionally, Mercer, the board’s independent compensation consultant, has not identified any material risks with our programs. The following components of our executive compensation programs mitigate risk.

MIX OF FIXED AND AT-RISK PAY

In 2015, we offered our executives an appropriate mix of fixed and at-risk pay, as well as short- and long-term incentives.

Balanced Program

•	We offer various target levels of base salary, STIP, and LTIP, depending on the executive’s position in the Company; our CEO’s compensation is most heavily weighted toward equity-based vehicles

•	We offer a variety of performance metrics for both STIP and LTIP to support our pay-for-performance philosophy and respond to our shareholders’ expectations

Fixed Limits on Variable Compensation

•	Both the STIP and LTIP are designed to include the possibility of a zero payout, as well as a predefined maximum (i.e., a cap)

•	The PSUs in our LTIP program have additional performance hurdles along with time-based vesting

EMPLOYMENT CONTRACTS

•	All NEOs have entered into employment agreements that include non-competition and non-solicitation restrictive covenants

•	These employment agreements include a “double trigger” provision before a termination payment is owing following a change of control of Stantec (before a payment is made, the executive must be terminated without cause or terminate his or her employment for good reason following a change of control)

•	NEOs receive reasonable severance when terminated without cause, and no payments when retiring

SHARE OWNERSHIP REQUIREMENTS

We believe that equity ownership plays a key role in aligning executive interests with shareholder interests; therefore, the board has adopted the following share ownership requirements for executive officers:

Position Title	Equity Ownership as a Multiple of Base Salary
CEO	5x(1)
COO and CBO	3x
CFO	3x
Executive Vice President	3x

(1)	The CEO’s target can be achieved using either shares or DSUs. Mr. Gomes received DSUs as part of his compensation package until January 1, 2014.

Under the senior executive share ownership policy, each senior executive has five years from implementation of the policy (January 1, 2014) or his or her appointment to the position to comply with the ownership requirement. Each year following implementation, every NEO (other than the CEO) is expected to increase his holdings by at least 20%; this ensures compliance by the fifth year.

2016 Management Information Circular

The table below sets out (1) the common shares, PSUs, and either the DSUs or restricted share units (RSUs) held by each NEO, (2) his ownership interest, demonstrating compliance with our policy as of December 31, 2015, and (3) the total amount of equity held by the NEO that is at risk. The value of each common share used for this calculation is the closing market price on the TSX on December 31, 2015 ($34.32). The value of each RSU and DSU was calculated using the weighted-by-volume average of Stantec shares for the last 10 trading days of 2015 ($34.72). The value of each PSU was calculated using the closing price of Stantec shares on December 31, 2015, the last trading day of 2015.

Name	Value of Stantec Shares Owned, Controlled, or Directed ($)	Value of DSUs Held ($)	Base Compensation ($)	Eligible Value as a Multiple of Base Salary(1)	Meeting Policy? (2)	Value of RSUs Held ($)	Value of PSUs Held ($)	Total Value at Risk ($)(3)
Bob Gomes	6,259,179	4,182,614	850,005	12.28	✓	n/a	2,433,837	12,875,630
Rich Allen	1,497,999	n/a	671,229	2.23	✓	266,337	888,064	2,652,401
Dan Lefaivre	2,339,457	n/a	450,002	5.20	✓	183,148	515,349	3,037,954
Valentino DiManno	681,046	n/a	400,004	1.70	✓	142,734	343,509	1,167,289
Scott Murray	901,621	n/a	421,922	2.82	✓	102,598	334,826	1,339,045

(1)	The value of RSUs and PSUs held by executive officers does not count toward our minimum equity requirements. As such, these values are not included in this calculation. Because DSUs are permitted to be held as part of Mr. Gomes’s minimum equity requirements, we have included their value in this calculation.

(2)	The equity ownership requirements were revised on January 1, 2014. Executives have five years to comply with the requirements. All executives have satisfied the requirement to hold at least 40% of their required equity stake as at the end of the second year of the new ownership requirements.

(3)	The total value at risk for our CEO includes the value of his common shares, DSUs, and PSUs. The total value at risk for the remaining NEOs includes the value of their common shares, RSUs, and PSUs.

SHARE RETENTION REQUIREMENTS

For one year following the CEO’s retirement from his role, he must maintain the same level of common share ownership that he was required to hold on the day before his retirement. We believe this policy discourages short-term, high-risk decision making before the CEO’s departure.

EXECUTIVE COMPENSATION CLAWBACK POLICY

The board may—at its sole discretion, to the full extent permitted by law, and to the extent it determines that it is in the Company’s best interests to do so—require reimbursement of full or partial compensation from an executive or former executive in situations where the

•	Amount of a bonus or incentive compensation was calculated based on or contingent on the achievement of certain financial results that were subsequently the subject of or affected by a restatement of all or a portion of the Company’s financial statements

•	Amount of the bonus or incentive compensation that would have been awarded to, or the profit realized by, the executive had the financial results been properly reported would have been lower than the amount actually awarded or received

ANTI-HEDGING POLICY

Under the Company’s Insider Trading Prohibition Policy, directors and executives are prohibited from speculating in the securities of the Company and may not sell securities of the Company short or buy or sell a call or put option. Directors and executives are not permitted to purchase forward contracts or any similar instruments (such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds) that are designed to hedge or offset a decrease in value of equity securities of the Company.

Stantec Inc.

2015 Compensation Details

SUMMARY COMPENSATION TABLE FOR NAMED EXECUTIVE OFFICERS

The following table summarizes the compensation for our CEO, CFO, and the next three most highly compensated executive officers, who, collectively, are our named executive officers (NEOs).

Mr. Allen and Mr. Murray reside in the United States and received their compensation in US dollars. All other NEOs reside in Canada and are paid in Canadian dollars. All amounts reflected in the table below are stated in Canadian dollars, and for Mr. Allen’s and Mr. Murray’s compensation, the Canadian dollar equivalents are based on the average annual currency exchange rate. In 2015, the average exchange rate was $1.2785; in 2014, it was $1.1046; and in 2013, it was $1.0298.

Name and Principal Position	Year	Salary ($)(1)	Long-Term Compensation ($)		Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)(2)	Total Compensation ($)

			Share- Based Awards(3)	Option- Based Awards(4)	Annual Incentive Plan Bonus	Long-Term Incentive Plans
Bob Gomes President & CEO	2015 2014 2013	850,005 831,736 375,005	1,133,333 1,133,339 375,000(5)	566,667 566,501 -	935,005 1,147,500 2,513,337	- - -	- - -	81,173 58,354 44,000	3,566,183 3,737,430 3,307,342
Dan Lefaivre Executive Vice President & CFO	2015 2014 2013	450,002 447,117 372,120	240,000 239,973 170,000(6)	120,000 119,954 55,890	450,000 551,250 510,000	- - -	- - -	30,731 28,613 23,123	1,290,733 1,386,907 1,131,133
Rich Allen Executive Vice President & COO	2015 2014 2013	671,229 574,618 410,935	447,487 387,957 247,152(6)	223,743 193,909 55,890	639,250 742,291 741,456	- - -	- - -	72,194 46,256 29,811	2,053,902 1,945,031 1,485,244
Valentino DiManno Executive Vice President	2015 2014 2013	400,004 399,042 374,043	160,001 159,960 132,500(6)	80,001 79,974 55,890	350,000 400,000 397,500	- - -	- - -	26,230 22,745 20,860	1,016,236 1,061,721 980,793
Scott Murray Executive Vice President	2015 2014 2013	421,922 363,894 322,799	168,768 146,273 95,257(6)	84,385 73,123 55,890	319,625 300,000 285,770	- - -	- - -	26,732 30,922 18,517	1,021,432 914,212 778,233

(1)	Because of payroll cut-off dates, the salary earned by NEOs in the first pay period of a year is based on the previous year’s salary.

(2)	Represents the value of additional deferred share units (DSUs), restricted share units (RSUs) and performance share units (PSUs) credited to each NEO to account for the issuance of dividends on his total unit holdings, payments made to the NEO’s registered retirement savings plan and Employee Share Purchase Plan, payments for Milestone Service Awards, and payouts of vacation time that accrued but was not taken within the time limits prescribed under Stantec policies.

(3)	In 2015 and 2014, all NEOs received share-based awards in the form of PSUs. Values stated for 2015 represent the grant date fair value of the units granted on March 3, 2015, at a price of $32.01.

(4)	Represents options for common shares of Stantec. The fair values of options disclosed in this table have been estimated at the date of the grant using a Black-Scholes option-pricing model with the following weighted average assumptions: 2015—Option Life = 7 years, Risk-Free Interest Rate = 0.59%, Volatility = 24.73%, and Expected Hold Period to Exercise = 4.5 years; 2014—Option Life = 7 years, Risk-Free Interest Rate = 1.34%, Volatility = 26.07%, and Expected Hold Period to Exercise = 4.5 years; 2013—Option Life = 7 years, Risk-Free Interest Rate = 1.44%, Volatility = 34.96%, and Expected Hold Period to Exercise = 4.5 years. The Black-Scholes valuation methodology was used to value Stantec options because management believes it is the most appropriate model given the terms and conditions of its share-based payment arrangements. It is also a commonly used option-pricing methodology. The fair value of the award on the grant date is the same as the fair value determined in accordance with IFRS 2 share-based payment used for accounting purposes.

(5)	Represents the grant date fair value of DSUs awarded to Mr. Gomes under his former employment agreement. In 2013, Mr. Gomes was awarded quarterly allotments of DSUs with a cash value of $93,750 at the time of the grant. The number of units awarded to him was calculated using the closing market price of Stantec’s shares on the grant date.

(6)	Represents the grant date fair value of RSUs awarded to the NEO. The 2013 RSUs were granted on March 4, 2014, at a price of $32.90 per unit. The cash value of the units awarded represents 25% of the recipient’s annual incentive bonus for the year ended prior to the year in which the grant is actually made. Thus, awards for performance in 2013 were granted at the beginning of 2014. The number of units granted to each NEO was based on the closing market price of Stantec’s shares on the grant date.

2016 Management Information Circular

The following table summarizes the compensation for our US-based NEOs restated in US dollars:

Name and Principal Position	Year	Salary (US$)	Long-Term Compensation (US$)		Non-Equity Incentive Plan Compensation (US$)		Pension Value (US$)	All Other Compensation (US$)	Total Compensation (US$)

			Share- Based Awards	Option- Based Awards	Annual Incentive Plan Bonus	Long-Term Incentive Plans
Rich Allen Executive Vice President & COO	2015 2014 2013	525,013 520,205 399,043	350,009 351,219 240,000	175,004 175,547 54,272	500,000 672,000 720,000	- - -	- - -	56,467 41,876 28,948	1,606,493 1,760,847 1,442,263
Scott Murray Executive Vice President	2015 2014 2013	330,013 329,435 313,458	132,005 132,422 92,500	66,003 66,199 54,272	250,000 271,592 277,500	- - -	- - -	20,909 27,994 17,981	798,930 827,642 755,711

OUTSTANDING OPTION-BASED AND SHARE-BASED AWARDS

The following table summarizes all option- and share-based awards outstanding as at December 31, 2015, for each NEO.

	Option-Based Awards				Share-Based Awards

Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Total Unexercised In-the-Money Options(1) ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share- Based Awards That Have Not Vested ($)(2)(3)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)(4)
Bob Gomes	81,702 96,700	32.900 32.010	March 4, 2021 March 3, 2022	339,394	70,916	2,127,188	4,182,630
Rich Allen	10,000 27,966 37,434	20.875 32.900 32.010	February 26, 2020 March 4, 2021 March 3, 2022	260,634	33,547	1,035,697	0
Dan Lefaivre	10,000 17,300 20,477	20.875 32.900 32.010	February 26, 2020 March 4, 2021 March 3, 2022	206,318	20,291	633,563	0
Valentino DiManno	10,000 11,534 13,651	20.875 32.900 32.010	February 26, 2020 March 4, 2021 March 3, 2022	182,362	14,120	442,956	0
Scott Murray	3,336 6,668 10,546 14,118	14.875 20.875 32.900 32.010	February 28, 2019 February 26, 2020 March 4, 2021 March 3, 2022	202,108	12,711	392,662	0

(1)	The closing price of Stantec shares of $34.32 as of December 31, 2015, was used to calculate the aggregate value.

(2)	Represents the value of PSUs awarded to Mr. Gomes in 2014 and 2015. PSUs were valued based on the payout expected as a result of Stantec’s performance during the life of the units (thus, for the purpose of this disclosure, a multiplier of 100% was applied to the PSUs granted in 2014 and a multiplier of 75% was applied to the PSUs granted in 2015). The number of PSUs that actually vest and pay out will be dependent on Stantec’s performance. For purposes of this disclosure, 100% of the PSUs are assumed to have vested. The closing price of Stantec shares of $34.32 as of December 31, 2015, was used to calculate the value of the PSUs.

(3)	Represents the aggregate value of (a) PSUs awarded to Mr. Allen, Mr. Lefaivre, Mr. DiManno, and Mr. Murray in 2014 and 2015 and (b) RSUs awarded to them on March 4, 2014. PSUs were valued in the same way as described for Mr. Gomes above. RSUs were valued using the volume-weighted average trading price of Stantec shares for the last 10 trading days of 2015 ($34.72).

(4)	This value represents DSUs awarded to Mr. Gomes under his former employment agreement. DSUs were valued using the volume-weighted average trading price of Stantec shares for the last 10 trading days of 2015 ($34.72).

Stantec Inc.

INCENTIVE PLAN AWARDS—VALUE VESTED OR EARNED DURING THE YEAR

The following table summarizes the value of all option and share-based awards vested or earned by each NEO during the 2015 fiscal year, along with the 2015 STIP awards (non-equity incentive plan compensation).

Name	Option-Based Awards—Value Vested during the Year ($)(1)	Share-Based Awards—Value Vested during the Year ($)(2)(3)	Non-Equity Incentive Plan Compensation— Value Earned during the Year ($)
Bob Gomes	0	48,706	935,005
Rich Allen	36,835	300,566	639,250
Dan Lefaivre	36,835	208,413	450,000
Valentino DiManno	93,681	176,360	350,000
Scott Murray	93,681	120,200	319,625

(1)	Represents the value that would have been realized if the options under the option-based awards had been exercised on the vesting date. For Mr. Gomes, one-third of the options granted to him in 2014 vested in 2015. For Mr. Allen and Mr. Lefaivre, one-third of the options granted to them in 2013 and 2014 vested in 2015. For Mr. DiManno and Mr. Murray, one-third of the options granted to them in 2012, 2013, and 2014 vested in 2015.

(2)	Represents the value of DSUs earned by Mr. Gomes in 2015 as dividends on his total DSU holdings. No new DSUs were granted to Mr. Gomes in 2015 other than those credited as dividends on awards made before 2015. DSUs vest on issuance and will be exercised and paid out in cash upon Mr. Gomes’s retirement, death, or termination from Stantec.

(3)	Represents the value of RSUs issued as part of Mr. Allen’s, Mr. Lefaivre’s, Mr. DiManno’s, and Mr. Murray’s 2013 compensation that vested in 2015. Values for RSUs are based on actual payouts made in 2015. RSUs are paid out in the cash value of the units on the second anniversary of the grant date or in the event of the earlier death of the executive. No new RSUs were granted in 2015.

GAINS REALIZED THROUGH OPTIONS EXERCISED DURING THE YEAR

The following table shows the value of gains realized for the NEOs following the exercise of stock options in 2014 and 2015.

	2014 ($)	2015 ($)
Bob Gomes	350,168	277,050
Dan Lefaivre	184,715	392,404
Rich Allen	317,258	0
Valentino DiManno	0	670,745
Scott Murray	195,842	0

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth as at December 31, 2015, the number of securities to be issued upon exercise of outstanding options, the weighted exercise price of these outstanding options, and the number of securities remaining for issuance under all equity plans previously approved by shareholders. As at December 31, 2015, the Company did not have any equity plans that had not been approved by shareholders nor are any such plans in effect as of the date of this circular.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options (a) (#)	Weighted Average Exercise Price of Outstanding Options (b) ($)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c) (#)
Equity compensation plans approved by security holders	2,980,601(1)	26.17	3,300,233(2)

(1)	This number includes options granted under Stantec’s previous Employee Share Option Plan (1,288,432) and options granted under Stantec’s 2014 Long-Term Incentive Plan (1,692,169).

(2)	This number is equal to the maximum number of Stantec options authorized to be issued under Stantec’s Long-Term Incentive Plan (5,000,000), less the 1,692,169 options issued and outstanding under the plan as at December 31, 2015, and less the 7,598 options exercised. The 2014 Long-Term Incentive Plan replaced the Company’s previous Employee Share Option Plan. Thus, no additional options are available for future issuance under the previous Employee Share Option Plan.

2016 Management Information Circular

Employment Agreements

2015 EMPLOYMENT AGREEMENTS

On January 1, 2014, the Company entered into new employment agreements with our NEOs. These agreements incorporated changes made to our executive compensation program in 2014, as well as an obligation to adhere to our share ownership and executive compensation clawback policies. In addition, the following key terms apply.

Non-Competition and Non-Solicitation

All employment agreements include non-competition or non-solicitation covenants in varying scope and duration. Mr. Gomes’s agreement restricts him from (a) soliciting Stantec staff or clients for whom Stantec has undertaken business development efforts during the last year of his employment and (b) competing with Stantec’s business in Canada or the United States. These restrictions apply for two years following the termination of his employment. Mr. Allen and Mr. Lefaivre are subject to similar restrictions; however, their covenants apply for one year following the termination of their employment. Mr. DiManno and Mr. Murray are subject to a non-solicitation covenant that restricts them from soliciting Stantec staff or clients for one year following the termination of their employment.

Confidentiality

Each employment agreement contains a confidentiality covenant that applies indefinitely. Following the termination of an NEO’s employment, all notes, data, and other information accumulated or developed by the NEO must be returned to the Company. All information remains confidential and NEOs are prohibited from using the information in a manner that is detrimental to the interests of the Company.

Stantec Inc.

Benefits on Termination and Change of Control

The following tables summarize the payments due to each NEO upon termination of employment or a change of control followed by a termination of employment without cause or for good reason. The payments described below relate to the employment agreements that the NEOs entered into with the Company effective January 1, 2014.

Benefits on Termination and Change of Control for Our CEO

Name	Resignation	Termination without Cause	Change of Control and “Double Trigger” Conditions Fulfilled(1)	Termination for Cause
Short-Term Incentive Plan (STIP)	Forfeits STIP eligibility	No STIP eligibility other than what may be calculated in the severance payment described below	No STIP eligibility other than what may be calculated in the severance payment described below	Not eligible for STIP
Vested Stock Options(2)	Must exercise within 90 days of effective date of resignation; options remaining unexercised after that are cancelled	Must exercise within 90 days of effective date of termination; options remaining unexercised after that are cancelled	Must exercise within 90 days of effective date of termination; options remaining unexercised after that are cancelled	Must exercise within 90 days of effective date of termination; options remaining unexercised after that are cancelled
Unvested Stock Options(2)	Cancelled	Cancelled	All options immediately vest and must exercise within 90 days of effective date of termination; options remaining unexercised after that are cancelled	Cancelled
Deferred Share Units (DSUs)	Payout of previously granted DSUs within 60 days of resignation	Payout of previously granted DSUs within 60 days of termination	Payout of previously granted DSUs within 60 days of termination	Payout of previously granted DSUs within 60 days of termination
Performance Share Units (PSUs)	Cancelled	Cancelled	All PSUs vest as if all performance objectives they relate to have been satisfied based on performance objectives achieved as of the effective date of termination; payout of PSUs within 60 days of termination	Cancelled
Other Benefits, including the Group RRSP and ESPP	Payment of vested benefits	Payment of vested benefits	Payment of vested benefits	Payment of vested benefits
Severance Payment	No severance payable

Unpaid salary earned to the date of termination, together with a payment equal to

•    Two times annual base salary existing as at the effective date of termination, plus

•    Two times the CEO’s Historical Bonus Amount(3)

Unpaid salary earned to the date of termination, together with a payment equal to

•    Two times annual base salary existing as at the effective date of termination, plus

•    Two times the CEO’s Historical Bonus Amount(3)

No severance payable

(1)	The “double trigger” provisions are fulfilled if (1) a change of control occurs and (2) within 12 months following the change of control, (a) Mr. Gomes’s employment is terminated without cause or (b) Mr. Gomes terminates his employment with good reason. For the purpose of Mr. Gomes’s employment agreement, a change of control would occur when (a) a person acquires more than 50% of Stantec’s common shares, (b) the nominees of a person holding at least 30% of Stantec’s common shares are elected as directors and comprise a majority of Stantec’s board, or (c) all or substantially all of Stantec’s assets are sold to a third party. For the purpose of his employment agreement, “good reason” means Mr. Gomes’s salary, authority, duties, or responsibility is materially diminished or a material change is made to the geographic location where he must perform his services.

(2)	Represents the terms existing under our Long-Term Incentive Plan. Options granted under our previous Employee Share Option Plan continue to be governed by the terms of that plan and must be exercised within 30 days of the effective date of Mr. Gomes’s termination or resignation.

(3)	For the purpose of Mr. Gomes’s employment agreement, Historical Bonus Amount means the average amount of the last three short-term incentive plan payments paid to Mr. Gomes. Because significant changes were made to Mr. Gomes’s bonus entitlement under his 2014 employment agreement, transition provisions are provided for in that agreement. For the year ended December 31, 2015, Mr. Gomes’s Historical Bonus Amount is set at $1,147,500 (his actual STIP amount from 2014).

2016 Management Information Circular

Benefits on Termination and Change of Control for Our NEOs Other Than Our CEO

Name	Resignation	Termination without Cause	Change of Control and “Double Trigger” Conditions Fulfilled(1)	Termination for Cause
Short Term Incentive Plan (STIP)	Forfeits STIP eligibility	No STIP eligibility other than what may be calculated in the severance payment described below	No STIP eligibility other than what may be calculated in the severance payment described below	Not eligible for STIP
Vested Stock Options	Must exercise within 90 days of effective date of resignation; options remaining unexercised after that are cancelled	Must exercise within 90 days of effective date of termination; options remaining unexercised after that are cancelled	Must exercise within 90 days of effective date of termination; options remaining unexercised after that are cancelled	Must exercise within 90 days of effective date of termination; options remaining unexercised after that are cancelled
Unvested Stock Options	Cancelled	Cancelled	All options immediately vest and must exercise within 90 days of effective date of termination; options remaining unexercised after that are cancelled	Cancelled
Restricted Share Units (RSUs)	Payout of previously granted but unpaid RSUs within 60 days of the regularly scheduled release date	Payout of previously granted but unpaid RSUs within 60 days of the regularly scheduled release date	Immediately vests and payment of Special Value calculated in accordance with the terms of the RSU plan. “Double trigger” requirement does not apply(2)	Forfeits all unvested and unpaid RSUs
Performance Share Units (PSUs)	Cancelled	Cancelled	All PSUs vest as if all performance objectives they relate to have been satisfied based on performance objectives achieved as of the effective date of termination; payout of PSUs within 60 days of termination	Cancelled
Other Benefits, including the Group RRSP and ESPP	Payment of vested benefits	Payment of vested benefits	Payment of vested benefits	Payment of vested benefits
Severance Payment	No severance payable

Unpaid salary earned to the date of termination, together a payment equal to

•    One times annual base salary existing as at the effective date of termination, plus

•    One times the NEO’s Historical Bonus Amount(3)

Unpaid salary earned to the date of termination, together with the following:

•    One times annual base salary existing as at the effective date of termination, and

•    One times the NEO’s Historical Bonus Amount(4)

No severance payable

(1)	The “double trigger” provisions are fulfilled if (1) a change of control occurs and (2) within twelve months following the change of control, (a) the NEO’s employment is terminated without cause or (b) the NEO terminates his employment with good reason. For the purpose of the employment agreements, a change of control would occur when (a) a person acquires more than 50% of Stantec’s common shares, (b) the nominees of a person holding at least 30% of Stantec’s common shares are elected as directors and comprise a majority of Stantec’s board, or (c) all or substantially all of Stantec’s assets are sold to a third party. For the purpose of the employment agreements, “good reason” means the NEO’s salary, authority, duties, or responsibility is materially diminished or a material change is made to the geographic location where the NEO must perform his services.

(2)	The double-trigger requirement does not apply to previously granted RSUs. Change of control for the purpose of triggering a right to payment of the “Special Value” of RSUs is deemed to occur if “any person or any group of two or more persons acting jointly or in concert acquires (within the 12-month period preceding the most recent acquisition by such persons), directly or indirectly, or acquires the right to control or direct the beneficial ownership of the Corporation possessing 50% or more of the outstanding total voting power of the securities of the Corporation or any successor to the Corporation, in any manner.” “Special value” is based on either the weighted average price paid by the acquirer for the common shares or the volume weighted average on the TSX (further described in the RSU plan).

(3)	For the purpose of each NEO’s employment agreement, Historical Bonus Amount means the average amount of the last three short-term incentive cash bonuses paid to the NEO. For the purpose of calculating the NEO’s severance payment, the amount of short-term incentive cash bonus paid to each NEO in 2012, 2013, and 2014 is added to the grant date fair value of RSUs granted to the NEO in each of those respective years.

(4)	Mr. Allen and Mr. Lefaivre receive two times their annual base salary existing as at the effective date of termination and two times their Historical Bonus Amount on a change of control.

Stantec Inc.

TERMINATION PAYMENT CALCULATION

The following table presents the incremental payments we would have to make to each NEO if a triggering event (i.e., a termination without cause or a change of control payment trigger) occurred on the last business day of Stantec’s most recently completed financial year, in this case, 2015:

Name	Termination Payout on a Without-Cause Termination ($)	Termination Payout on a Change in Control ($)
Bob Gomes	3,995,010	3,995,010
Rich Allen(1)	1,498,195	2,996,391
Dan Lefaivre	1,033,752	2,067,503
Valentino DiManno	856,670	856,670
Scott Murray(1)	748,931	748,931

(1)	Mr. Allen’s and Mr. Murray’s payments would be paid in US dollars. The amounts shown above are converted to Canadian dollars at the 2015 average annual exchange rate of $1.2785.

2016 Management Information Circular

Additional Information

Currency

Unless otherwise indicated, the dollar amounts presented in this Management Information Circular are in Canadian dollars.

Interest of Certain Persons in Matters to be Acted Upon

To our knowledge, other than the election of directors, none of our directors or executive officers, or any associate or affiliate of any such person, has any material interest, direct or indirect, by way of securities or otherwise, in any matter to be acted upon at the meeting.

2015 Shareholder Proposals

Shareholder proposals must be submitted no later than December 16, 2016, to be considered for inclusion in next year’s Management Information Circular for the purposes of Stantec’s 2017 annual shareholders’ meeting.

Continuous Disclosure

To obtain copies of this circular, the Company’s Annual Information Form for the year ended December 31, 2015, or the Company’s Annual Report (which includes the Company’s Management’s Discussion and Analysis and Consolidated Financial Statements) for the year ended December 31, 2015, do one of the following:

•	Go to the Company’s website at www.stantec.com and print copies

•	Request mailed copies from the corporate secretary at 10160 – 112 Street, Edmonton, Alberta, T5K 2L6

You can also access the Company’s disclosure documents and any reports, statements, or other information that the Company files with Canadian provincial securities commissions or other similar regulatory authorities on SEDAR at www.sedar.com. Financial information for Stantec is provided in the Company’s Management’s Discussion and Analysis and Consolidated Financial Statements for the year ended December 31, 2015. Both documents can be found in our 2015 Annual Report.

Stantec Inc.

Shareholder Feedback

Stantec maintains a comprehensive investor communications program. We welcome comments and feedback from shareholders. We invite you to comment using the following contact information:

Investor Relations

Telephone: (780) 917-7114

Fax: (780) 917-7330

Email: ir@stantec.com

General Inquiries

Stantec Inc.

10160 – 112 Street

Edmonton, Alberta, Canada T5K 2L6

Telephone: (780) 917-7000

Fax: (780) 917-7330

www.stantec.com

Directors’ Approval

Our board of directors has approved the contents of this circular and the distribution of the circular to our shareholders.

Paul J. D. Alpern

Senior Vice President, Secretary and General Counsel

2016 Management Information Circular

Schedule A

Activities of the Audit and Risk Committee in 2015

The Audit and Risk Committee met four times in 2015 and in accordance with its charter and internal work plan, accomplished the following:

FINANCIAL REPORTING

✓	Reviewed and recommended for approval by the board the annual Consolidated Financial Statements, Management’s Discussion and Analysis, related financial press releases, and Annual Information Form
✓	Reviewed and approved the quarterly Consolidated Financial Statements, Management’s Discussion and Analysis, and related financial press releases
✓	Reviewed with management and the shareholders’ auditors the appropriateness of Stantec’s accounting and financial reporting, developments in accounting reporting standards, accounting treatment of significant risks and uncertainties, key estimates and judgments of management that were material to Stantec’s financial reporting, and disclosure of critical accounting policies
✓	Reviewed with management quarterly the indicators of impairment to the Company’s goodwill
✓	Reviewed with management emerging best practices related to financial reporting

INTERNAL CONTROL OVER FINANCIAL REPORTING, DISCLOSURE CONTROLS AND PROCEDURES, AND INTERNAL AUDIT

✓	Reviewed management’s assessment of the effectiveness of internal control over financial reporting required under the Sarbanes-Oxley Act of 2002 (SOX) Section 404; the president and CEO and the CFO continue to certify Stantec’s annual and interim filings, which include the Consolidated Financial Statements, Management’s Discussion and Analysis, and Annual Information Form, as required by the Canadian Securities Administrators and by SOX
✓	Reviewed management’s evaluation of the effectiveness of Stantec’s disclosure controls and procedures required under SOX Section 302 and adopted by the CSA
✓	Reviewed and approved the internal audit plan
✓	Examined the reports of the internal auditor concerning the effectiveness of internal control
✓	Received annual evaluations from the internal auditor of the procedures that exist for the review of financial information (extracted or derived from financial statements) that is publicly disclosed by the Company
✓	Met with the internal auditor without management present at each of the four regularly scheduled Audit and Risk Committee meetings
✓	Received the office of the general counsel’s quarterly reports on legal matters that present material risks and quarterly reports on compliance with applicable laws and regulations

EXTERNAL AUDITORS—THE SHAREHOLDERS’ AUDITORS

✓	Recommended to the board the firm of chartered accountants to be nominated for appointment as the external auditor
✓	Reviewed the external auditor’s annual client services plan
✓	Conducted a comprehensive review of the external auditor’s performance under the new guidance for such reviews
✓	Reviewed and approved proposed external audit fees for the year
✓	Reviewed and discussed the quarterly and annual financial statements reports from the external auditor, as well as reports outlining all relationships between the external auditor and Stantec, to confirm the independence of the external auditor
✓	Approved all audit and preapproved all non-audit services provided by the external auditor
✓	Met with the external auditor without management present at each of the four regularly scheduled Audit and Risk Committee meetings

Stantec Inc.

RISK OVERSIGHT

✓	Focused on reviewing the risks Stantec faced in 2015 in the context of changing economic and risk environments; the committee reviewed the Annual Risk Report of management regarding Stantec’s principal risks, including those that highlight the potential and realized impact of the deterioration in economic and financial markets on Stantec’s business, liquidity, and counterparty exposures
✓	Reviewed our significant credit and market risk exposures, the industry sector analyses, and the strategies of Stantec’s major business units, including related risk methodologies in conjunction with the board strategy session
✓	Considered risk issues in the broad context of Stantec’s enterprise-wide strategic management framework and the risk-adjusted return on capital of significant new businesses and line-of-business initiatives
✓	Reviewed, amended, and approved corporate policies that address risk management by means of controls, including controls on the authorities and limits delegated to the president and CEO
✓	Completed reviews of management’s risk assessments required for all major acquisitions approved by the board during the year
✓	Reviewed Stantec’s methods for identifying, evaluating, and anticipating principal risks
✓	Reviewed the impact of the Company’s capital structure on its current and future profitability
✓	Reviewed the disclosure regarding risk and risk factors in Stantec’s Management’s Discussion and Analysis and Annual Information Form

OTHER MATTERS

✓	Reviewed and revised the Audit and Risk Committee Terms of Reference and work plan
✓	Completed the annual self-assessment of the committee’s performance and reported thereon to the board
✓	Reviewed whistleblower procedures, which allow officers and employees to confidentially and anonymously report potential violations of Stantec’s Code of Conduct and concerns relating to accounting, internal accounting controls, and auditing matters
✓	Reviewed reports relating to employee conduct procedures, including conflict of interest, personal trading in securities, and results of the annual acknowledgement process
✓	Reviewed an annual report from the CFO regarding use of the Company’s private aircraft

2016 Management Information Circular

Schedule B

Activities of the Corporate Governance and Compensation Committee in 2015

The Corporate Governance and Compensation Committee met six times in 2015 and, in accordance with its terms of reference and internal work plan, accomplished the following:

CORPORATE GOVERNANCE PROCESS REVIEW

✓	Reviewed corporate policies and procedures for each of the following key governance areas:
•	Corporate strategy and strategic planning
•	Annual budgeting
•	Identification of principal business risks and systems for managing such risks
•	CEO and senior management succession planning
•	Corporate communications
•	Corporate internal controls and management information systems

✓	Reviewed all board-approved policies and reported back to the board
✓	Reviewed the duties and responsibilities of the board and its committees, along with the position descriptions for the chair of the board, the CEO, and the chair of each committee
✓	Ensured that each committee reviewed its terms of reference and updated them as required
✓	Received regular updates from management and corporate counsel on current corporate governance issues, including “say on pay” advisory votes, changes to best practices in corporate governance, and legislative reform initiatives in Canada and the United States
✓	Reviewed compliance with CEO and senior executive share ownership requirements

BOARD OF DIRECTORS GOVERNANCE

✓	Reviewed the criteria, profile, and qualifications for new nominees to fill vacancies on the board
✓	Managed the internal continuing education program for current directors
✓	Conducted the annual board assessment and individual director assessment process
✓	Conducted the annual self-assessment process for the Corporate Governance and Compensation Committee
✓	Set the number of directors and the membership of committees for the year for recommendation to the board
✓	Reviewed director compliance with share ownership requirements
✓	Developed a board chair and committee chair succession planning framework

COMPENSATION MATTERS

✓	Reviewed and approved the CEO’s recommendations for 2015 compensation for the Company’s executive leadership team
✓	Reviewed and recommended to the board for approval the CEO’s 2015 short-term incentive plan award
✓	Reviewed and approved the issuance of performance share units to the executive leadership team under the Long Term Incentive Plan
✓	Reviewed and approved the 2015 option grant to the eligible participants
✓	Completed a review of the adequacy and form of compensation of directors and recommended changes to the board for approval

Stantec Inc.

PERFORMANCE REVIEW AND SUCCESSION PLANNING

✓	Developed annual performance objectives for the CEO for 2016
✓	Reviewed the performance of the CEO on a quarterly basis against his 2015 objectives in a session conducted in camera with the CEO
✓	Reviewed the CEO succession planning measures and developed both an emergency plan and a strategic long-term plan for CEO succession
✓	Reviewed the CEO’s succession plans for the executive leadership team on a quarterly basis in a session conducted in camera with the CEO

2016 Management Information Circular

Schedule C

Stantec Long-Term Incentive Plan

Overview of the Plan

SHARES AUTHORIZED FOR ISSUANCE UNDER THE PLAN

The Stantec Long-Term Incentive Plan (LTIP) authorizes up to a maximum of 5,000,000 of the Company’s common shares (representing 5.3% of our issued and outstanding shares as of March 15, 2016) to be granted as awards to employees of Stantec and its subsidiaries under the plan.

The common shares issued to settle awards under the Stantec LTIP may be authorized but unissued shares, shares which have been acquired by or on behalf of a trust established by either the Company or a subsidiary and held for future delivery, or shares acquired by delivery of cash to a broker to acquire shares on behalf of an award recipient.

The Stantec LTIP has a number of limitations regarding the issuance of awards to participants, including the following:

•	No more than an aggregate of 1,000,000 shares (representing 1.1% of our issued and outstanding shares as of March 15, 2016) may be made the subject of performance share units or restricted share units
•	The aggregate dollar amount of cash and the fair market value (at the time of issuance of the applicable award) of shares that may be made the subject of 162(m) awards granted in any calendar year to any US resident grantee, must not exceed US$4,000,000 in any calendar year
•	The number of shares issuable to insiders—on an aggregate basis, at any time, and under all security-based compensation arrangements of the Company—must not exceed 10% of the Company’s issued and outstanding shares
•	The number of shares issued to insiders—on an aggregate basis, at any time, and within any one-year period, under all security-based compensation arrangements of the Company—must not exceed 10% of the Company’s issued and outstanding shares

If any outstanding awards under the Stantec LTIP expire, are cancelled, are settled in cash, or are otherwise terminated for any reason without having been exercised or payment having been made in respect of the award, the shares allocated to that award will be available for other awards. In addition, upon settlement of a stock appreciation right in shares, the excess number of shares (covered by the share appreciation right) over the number of shares issued (in settlement of the share appreciation right) may again be made the subject of awards granted under the Stantec LTIP.

ADMINISTRATION OF THE PLAN

The Stantec LTIP is administered by the Corporate Governance and Compensation Committee. Each member of the committee must be a non-employee director (within the meaning of Securities and Exchange Commission Rule 16b-3). The committee will determine who will receive the awards, the times the awards will be granted, the number of shares to be subject to each award, the terms and conditions of each award, and the treatment of awards granted to individuals during leaves of absence. In its discretion but subject to applicable law, the committee may delegate to one or more people any administrative or ministerial duties or non-material determinations under the Stantec LTIP, provided those determinations do not relate to the Company’s executive officers.

Stantec Inc.

Plan Amendments

The Company may generally amend, suspend, discontinue, or terminate the Stantec LTIP and any outstanding awards granted under it, in whole or in part, at any time, provided that all material amendments to the Stantec LTIP require prior approval of the Company’s shareholders. Examples of amendments that may be made without shareholder approval include

•	Maintaining continuing compliance with applicable laws, regulations, requirements, rules, or policies of any governmental authority or stock exchange
•	Amendments of a “housekeeping” nature
•	Changing the vesting provision of the Stantec LTIP or any award
•	Changing the termination provisions of any award that does not entail an extension beyond the original expiry date of that award
•	Adding a cashless exercise feature payable in securities if that feature provides for a full deduction of the number of underlying securities from the Stantec LTIP share reserve
•	Adding a form of financial assistance and any amendment to a financial assistance provision which is adopted
•	Changing the process by which an award recipient who wishes to exercise an award may do so

No amendments to the Stantec LTIP that require shareholder approval under applicable laws or regulatory requirements will become effective until approval is obtained. Examples of amendments that require shareholder approval include

•	An increase in the maximum number of shares that may be made the subject of awards under the Stantec LTIP
•	Any adjustment (other than in connection with a stock dividend, recapitalization, or other transaction where any adjustment is otherwise permitted or required under the Stantec LTIP) or amendment that reduces or would have the effect of reducing the exercise price of a stock option or share appreciation right previously granted under the Stantec LTIP by any means
•	An increase in the express limits placed on awards set out in the Stantec LTIP that may be granted to any eligible participant
•	An extension of the term of an outstanding stock option or share appreciation right beyond its original expiry date, except as otherwise permitted in accordance with the Stantec LTIP
•	Adding a cashless exercise feature payable in securities if that feature does not provide for a full deduction of the number of underlying securities from the Stantec LTIP reserve
•	Permitting stock options granted under the plan to be transferable or assignable other than for normal estate settlement purposes
•	Any other amendment to the Stantec LTIP that is not (1) an amendment made to maintain continued compliance with applicable laws or regulations or (2) an amendment of a “housekeeping” nature

As well, no change to an outstanding award under the Stantec LTIP that will materially adversely impair the rights of the recipient may be made without the recipient’s consent, unless the amendment is made to maintain continued compliance with applicable laws or regulations.

2016 Management Information Circular

Award Adjustments

The committee will determine the appropriate adjustments, if any, to outstanding awards and shares available for future awards in connection with an increase or reduction in the number of shares or any change (including in the case of a spin-off, dividend, or other distribution in respect of shares, a change in value) in the shares or exchange of shares for a different number or kind of shares or other securities of the Company or another corporation because of a reclassification, recapitalization, merger, consolidation, or other change in capitalization as further defined in the Stantec LTIP.

Such adjustments may be made to any of the following:

•	Maximum number and class of shares or other securities with respect to which awards may be granted

•	Maximum number and class of shares or other securities with respect to which awards may be granted to an eligible recipient in any calendar year

•	Number and class of shares and other securities which are subject to outstanding awards granted under the Stantec LTIP and the exercise price of such awards, if applicable

•	Performance objectives

Award Vehicles Available under the Plan

SUMMARY OF AVAILABLE VEHICLES

Under the Stantec LTIP, the Company can issue five different vehicles, which are briefly described in the table below:

Name of Vehicle	Description of Vehicle
Options	Gives the recipient an option to purchase Stantec common shares in the future at a price fixed on the grant date. The option price cannot be less than 100% of the fair market value of the shares on the grant date. The option is subject to vesting restrictions as set by the Company at the time of grant and an expiry date.
Share Appreciation Rights (SARs)	SARs granted under the Stantec LTIP are granted either alone or in connection with an option. A SAR gives the recipient the right to receive payment equal to the appreciation in the Company’s common shares over the term of the SAR. If granted in connection with an option, a SAR covers the same shares as covered by the option and is subject to the same terms and conditions. A recipient can choose to either exercise the option and receive the underlying share, resulting in the cancellation of the SAR, or surrender the option to the Company for cancellation and instead receive the value of the SAR at the time of exercise. If a SAR is granted unrelated to an option, the SAR gives the recipient the right to receive all or some portion of the increase in the value of the shares.
Dividend Equivalent Rights	Gives the recipient the right to receive all or some portion of the cash dividends that are or would be payable in respect of the Company’s shares. A dividend equivalent right is granted in tandem with respect to another type of award available under the LTIP, other than an option.
Restricted Share Units (RSUs)	An RSU is a notional or phantom share unit that gives the recipient the right to receive payment equal to the fair market value of the RSU upon meeting the applicable vesting criteria.
Performance Share Units (PSUs)	A PSU is a notional or phantom share unit that, upon meeting applicable vesting criteria, gives the recipient the right to receive payment equal to either (1) the fair market value of the shares on the applicable date or (2) a percentage of the fair market of the shares on the applicable date, based upon attainment of performance objectives ranging from 0% to 200% of the value.

For the purposes of the Stantec LTIP, “fair market value” of the common shares on any relevant date means the closing price of the Company’s common shares on the TSX on the trading day immediately preceding that date.

Awards granted under the Stantec LTIP are generally non-transferable and, in the case of options and SARS, may be exercised during a recipient’s lifetime by the recipient only. However, in the case of options or a related SAR, the recipient’s legal representative or estate may exercise the options or SAR on the recipient’s behalf.

Stantec Inc.

Performance Objectives

Under the Stantec LTIP, the committee has the discretion to apply performance objectives to options, RSUs, and PSUs. Performance objectives may be expressed in terms of earnings per share, earnings (which may be expressed in earnings before specified items), return on assets, return on invested capital, revenue, operating income, net income, cash flow, total shareholder return, operational metrics (such as voluntary staff turnover, health and safety, quality management, achievement of growth objectives, client satisfaction, and employee satisfaction), or any combination these; or, other than with respect to 162(m) awards, any other metric approved by the committee. The performance objectives may be in respect of performance of the Company, any of its subsidiaries, any of its operating units, individual performance metrics applicable to one or more recipients, or any combination of these.

Performance objectives may be absolute or relative (to prior performance of the Company or to the performance of one or more entities or external indices) and may be expressed in terms of progression within a specified range. The committee has authority to modify performance objectives after they have been established and as appropriate to reflect the impact of certain corporate transactions (such as a stock split or stock dividend), special charges, accounting or tax law changes, or other extraordinary, nonrecurring, or special events or circumstances. However, none of these modifications is permitted to the extent it would cause a 162(m) award to be non-deductible under the provisions of the U.S. Internal Revenue Code.

DETAILS OF EACH AWARD VEHICLE

Following is a more detailed description of the types of awards that are available to be granted under the Stantec LTIP.

Options

The Stantec LTIP provides for both incentive stock options, as defined under section 424 of the U.S. Internal Revenue Code, and nonqualified stock options. The purchase price for all common shares covered by each option cannot be less than 100% of the fair market value of the shares on the grant date. In case of an incentive stock option granted to an individual who, on the grant date, owns shares possessing more than 10% of the Company’s total combined voting power, the exercise price per option must be at least 110% of the fair market value of the options as of the grant date and the incentive stock option is not exercisable following the fifth anniversary of the grant date.

The purchase price for common shares covered by an option must be paid in full at the time of exercise of the option in the form of cash, personal or certified cheque, bank draft, or by tender of other property acceptable to the committee. The committee has the discretion to establish a cashless exercise procedure for the exercise of options.

The committee will determine the term of an option, up to a maximum of 10 years (subject to the limitations described above), as well as the vesting conditions applicable to the option, which may include attainment of performance objectives. The committee may accelerate the exercisability of an option at any time. The committee may also extend the exercise period for the option, but it may not be extended beyond the earlier of (1) the latest date upon which the option could have expired on its original terms or (2) the tenth anniversary of the grant date of the option.

Share Appreciation Rights

Share appreciation rights (SARs) under the Stantec LTIP plan are granted either alone or in tandem with (i.e., in connection with) the grant of an option. A tandem SAR generally terminates on the expiration, forfeiture, or exercise of the related option and is exercisable only to the extent that the option is exercisable. When the tandem SAR is exercised, the related option will be canceled to the extent of the number of shares for which the SAR is exercised. When an option issued with a tandem SAR is exercised, the related SAR will be canceled to the extent of the number of shares for which the option is exercised. If a SAR is granted unrelated to an option, the SAR gives the recipient the right to receive all or some portion of the increase in the value of the shares.

When the SAR is exercised, the recipient will receive payment in an amount determined by multiplying the excess of the fair market value of the common shares on the date the SAR was exercised over the option price by the number of shares as to which the SAR is being exercised. At the time of the grant, the committee will determine the form of payment, which may be in shares, cash, or a combination of shares and cash.

2016 Management Information Circular

Dividend Equivalent Rights

Dividend equivalent rights are granted in connection with another award, such as a PSU or RSU. Recipients of dividend equivalent rights are entitled to receive payments in single or multiple installments, as determined by the committee, that are equivalent to all or some portion of the cash dividends payable with respect to the Company’s common shares. The amounts payable may be made currently or deferred until the lapsing of any applicable restrictions on the right to payment for the dividend equivalent right or on the award to which the dividend equivalent right relates.

Payments may be made in cash, common shares, or a combination of cash and common shares. If the amounts payable are deferred, the committee will determine whether the deferred amounts will be held in cash, reinvested in shares, or deemed notionally to be reinvested in shares. If the amounts deferred are to be held in cash, the committee may determine whether interest should be credited on those deferred amounts. Notwithstanding the foregoing, with respect to a dividend equivalent right granted in connection with a SAR that is subject to Section 409A of the U.S. Internal Revenue Code, amounts payable in respect of such dividend equivalent right may not be contingent upon or otherwise payable on the exercise of the SAR and must be treated in a manner that will not result in the SAR being treated as providing for deferred compensation.

Restricted Share Units

Restricted share units (RSUs) represent the right of the recipient to receive a payment upon the vesting of the unit equal to the fair market value of the shares on the date the RSUs were granted, the vesting date, or any other date as determined by the committee when the RSUs were granted. The award of an RSU may be made contingent upon such conditions as established by the committee in connection with the award, including the attainment of performance objectives. Unless otherwise specified in the award agreement, dividend equivalent rights will be granted in tandem with all RSUs.

The committee may provide for the settlement of the RSUs in cash or in shares (at the fair market value), or a combination of these. The committee may, at the time the RSU is granted, provide a limitation on the amount payable in respect of each RSU.

Performance Share Units

Performance share units (PSUs) are similar to RSUs and are made contingent upon such conditions established by the committee in connection with the award, including the attainment of performance objectives. PSUs are denominated in shares, and contingent upon the attainment of specified performance objectives during the performance cycle, each PSU represents a right to payment of either (1) the fair market value of a share on the date the PSU was granted, became vested, or any other date specified by the committee or (2) a percentage of such fair market value ranging from 0% to 200%, depending on the level of performance objectives that have been attained. In no event shall the maximum payment value exceed 200% of the fair market value of a share on the applicable date.

Unless otherwise specified in the award agreement, dividend equivalent rights will be granted in tandem with all PSUs. The committee may provide for settlement of PSUs in cash or shares (at the fair market value) or a combination of these. At the time the PSU is granted, the committee may provide a limitation on the amount payable in respect of each PSU.

Stantec Inc.

EFFECT OF TERMINATION OF EMPLOYMENT ON AWARDS

The Stantec LTIP contains provisions concerning the treatment of awards upon termination of the recipient’s employment. These provisions will apply unless otherwise set forth in an applicable award agreement or unless otherwise determined by the committee at any time before or after the recipient’s termination of employment, with the consent of the recipient.

Generally, if a recipient’s employment terminates for any reason other than those described below, all awards that the recipient holds will be forfeited immediately, except for any vested and exercisable options or SARs the recipient holds, which remain exercisable for 90 days following the termination date. If the recipient dies within 90 days following termination, those options and SARs remain exercisable by the deceased’s estate until the first anniversary of the termination date (but in no event beyond the maximum term of the option or SAR).

Exceptions to the above treatment of awards upon termination of employment are set out below. Certain specific exceptions may also be specified in the award agreement.

Treatment upon Death

•	Options and SARs – become immediately exercisable as of the termination date, and the recipient’s estate may exercise the options and SARs for one year following the termination date (but in no event beyond the maximum term of the option or SAR)

•	Unvested RSUs – RSUs that are not intended to be performance awards become immediately vested on the termination date and will be settled in accordance with the terms of the award agreement

•	Outstanding Performance Awards – remain outstanding and become immediately vested as if all applicable performance objectives had been satisfied at the 100% target level and are paid on the date the performance award would otherwise have been paid had the recipient remained employed with the Company

Treatment upon Disability

•	Options and SARs – remain outstanding, and unvested options and SARs continue to vest in accordance with the applicable vesting schedule; the recipient or the recipient’s legal representative may exercise the options and SARs as they become exercisable before the expiration of the maximum term of the award

•	Unvested RSUs – RSUs that are not intended to be performance awards become immediately vested on the termination date and will be settled in accordance with the terms of the award agreement

•	Outstanding Performance Awards – remain outstanding and will be paid based on the actual attainment of applicable performance objectives on the date the award would otherwise have been paid had the recipient remained employed with the Company

Treatment upon Retirement

“Retirement” under the Stantec LTIP means a termination of employment after the recipient attains the age of 60 with at least 10 years of service to the Company, and other than by death, disability, for cause, or a voluntary termination by the recipient or without cause termination by the Company, unless the recipient and the Company mutually agree that such termination is considered a retirement.

•	Options and SARs – remain outstanding, and unvested options and SARs continue to vest in accordance with the applicable vesting schedule; the recipient may exercise the options and SARs as they become exercisable before the expiration of the maximum term of the award

•	Unvested RSUs – RSUs that are not intended to be performance awards remain outstanding and continue to vest in accordance with their applicable vesting schedule and be settled as described in the award agreement

•	Performance Awards – remain outstanding and will be paid based on the actual attainment of applicable performance objectives on the date the award would otherwise have been paid had the recipient remained employed with the Company

2016 Management Information Circular

Treatment upon Termination following a Change in Control

If within 12 months following the occurrence of a change in control of the Company the recipient’s employment with the Company is terminated without cause or the recipient terminates his or her employment with the Company for good reason, the recipient’s outstanding awards will be treated as follows:

•	Options and SARs – become immediately exercisable as of the termination date

•	Unvested RSUs – become fully vested as of the termination date and will be settled as described in the award agreement

•	Performance Awards – become immediately vested as if all performance objectives had been satisfied based on the achievement of such objectives as of the termination date, and the recipient will receive a cash payment in respect of all such performance awards within 60 days after the termination date

Effect of Certain Transactions

If the Company is involved in a liquidation, dissolution, merger, or consolidation, or an acquisition of all of the issued and outstanding shares of the Company by any person (unless such acquisition is a non-control transaction) (a Transaction), outstanding awards will be treated as provided for in the agreement entered into in connection with the transaction, or if not provided for in the agreement, recipients will be entitled to receive the same consideration that each holder of one of our common shares was entitled to receive in the transaction in respect of a common share. However, the consideration will remain subject to all of the conditions, restrictions, and performance criteria that were applicable to the awards before the transaction took place.

If a change of control is also a Transaction (as described above), the recipient’s outstanding awards will be treated as follows immediately upon the occurrence of the change in control.

•	Options and SARs – become immediately exercisable

•	Unvested RSUs – become fully vested and settled in accordance with the terms of the award agreement

•	Performance Awards – become immediately vested as if all performance objectives had been satisfied based on the achievement of such objectives as of the occurrence of the change in control, and the recipient will receive a cash payment in respect of all such performance awards within 60 days following the change of control

Stantec Inc.

Additional Plan Terms

The following is a summary of certain additional terms and conditions set out in the Stantec LTIP.

Misconduct

If a recipient has used for profit or disclosed to unauthorized persons confidential information or trade secrets of the Company or has engaged in unlawful trading in the Company’s securities or of another company based on information gained as a result of that recipient’s employment with the Company, the recipient forfeits all rights under any outstanding awards granted to him or her under the Stantec LTIP, and the outstanding awards shall automatically terminate unless the Committee determines otherwise.

Executive Compensation Clawback Policy

All awards granted under the Stantec LTIP and the proceeds received from those awards are subject to the Company’s Executive Compensation Clawback Policy as adopted by the board of directors from time to time or in accordance with any other agreement or other arrangement between the recipient and the Company.

Taxes and Multiple Jurisdictions

The Company has the right to make all applicable withholding taxes in connection with the recipient’s receipt of shares or cash in connection with an award granted under the Stantec LTIP. Recipients may be subject to taxation under the U.S. Internal Revenue Code, the laws of Canada, and the laws of other jurisdictions as applicable. Without amending the Stantec LTIP, the committee may grant, settle, or administer awards on different terms and conditions from those specified in the Stantec LTIP as the committee may deem necessary or desirable to effect the purposes of the Stantec LTIP, subject to applicable law.

2016 Management Information Circular

Stantec